UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2003

Karen E. Bertero
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071-3197

RE: Archon Corporation
Incoming letter dated January 21, 2003

Dear Ms. Bertero:

This is in response to your letters dated January 21, 2003 and February 20, 2003 concerning the shareholder proposal submitted to Archon by Nate J. Rogers, O.D. We also have received a letter on the proponent's behalf dated February 3, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Creighton III
Lance C. Fox
Orgain, Bell & Tucker LLP
470 Orleans Street
P.O. Box 1751
Beaumont, TX 77704-6412

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS
333 South Grand Avenue Los Angeles, California 90071-3197
(213) 229-7000
www.gibsondunn.com
kbertero@gibsondunn.com

January 21, 2003

Direct Dial
(213) 229-7360
Fax No.
(213) 229-6360

Client No.
C 80267-00046

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 W. Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Nate J. Rogers, O.D.*
Securities Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Archon Corporation ("Archon" or the "Company"), to omit from its proxy statement and form of proxy for Archon's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") the shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") received from Nate J. Rogers, O.D. (the "Proponent"). The Proposal provides as follows:

> RESOLVED: [t]that the stockholders of Archon Corporation ("Company") urge the Board of Directors [to] take the necessary steps, in compliance with state law, to provide for a special election in conjunction with the upcoming annual meeting to fill the vacate [sic] special director position on the Board of Directors representing the Preferred Stock.

A copy of the letter from the Proponent containing the Proposal and Supporting Statement is attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of Archon's intention to exclude the Proposal and Supporting Statement from its 2003 Proxy Materials on the basis set forth below, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable on the basis set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of Archon's intention to omit the Proposal and the Supporting Statement from the 2003 Proxy Materials. Archon intends to begin distribution of its definitive 2003 Proxy Materials on or after April 11, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Archon files its definitive materials and form of proxy with the Securities and Exchange Commission.

BASIS FOR EXCLUSION

Archon believes that the Proposal and the Supporting Statement may properly be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(b)(1) because the Proponent did not provide the requisite proof of continuous ownership of securities entitled to vote on the Proposal in response to Archon's request for the required relevant information. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal." The Proposal asks Archon's board of directors to hold a special election to fill the vacancy in the special director position representing the preferred stockholders. Since Section 5(c) of the Certificate of Designation of the Exchangeable Redeemable Preferred Stock of the Company, attached hereto as Exhibit B, provides that only holders of Archon's preferred stock may vote for the special director position, only holders of the preferred stock may vote on the Proposal to hold an election to fill such position. Therefore, in order to satisfy the requirements of Rule 14a-8(b)(1), the Proponent needed to demonstrate that he held Archon's preferred stock worth at least $2,000 in market value, or 1% of such preferred stock, for at least one year by the date the Proponent submitted the Proposal.

The Proponent's December 11, 2002 letter accompanying the Proposal did not include evidence demonstrating satisfaction of Rule 14a-8(b). *See* Exhibit A. Accordingly, after confirming that the Proponent was not a registered holder of the Company's preferred stock, in a letter delivered on December 20, 2002, which was sent within 14 days of Archon's receipt of the Proposal and Supporting Statement, Archon informed Proponent of the requirements of Rule 14a-8(b), stated the type of documents that constitute sufficient proof of eligibility, and indicated that the Proponent's response had to be postmarked within 14 days of receiving Archon's letter. *See* Exhibit C. Archon's December 20 letter was sent to the Proponent via facsimile and via regular mail. Archon does not have a copy of the confirmation that the Proponent received the facsimile. However, in the statement attached hereto as Exhibit D, Charles Sandefur, Archon's Chief Financial Officer, confirms that he personally faxed the December 20 letter to the Proponent on December 20, 2002 and that he received a confirmation that the facsimile was successfully sent on that date. In addition, the Proponent responded to the December 20 letter with a letter dated January 3, 2003 in which he acknowledged receipt of the December 20 letter. *See* Exhibit E.

Archon received the January 3 letter from the Proponent via facsimile on January 3, 2003, within the 14 day time period for a response. In the January 3 letter, the Proponent stated that he was attaching a statement from his record holder indicating the number of shares owned by the Proponent and the length of time he held those shares. *See* Exhibit E. However, the letter did not contain such an attachment. Several days later, after the 14 day deadline, Archon received the original January 3 letter, and it also did not contain any statement of a record holder as to the shares held by the Proposal. Therefore, as of the date of this letter, the Proponent has not provided the support of eligibility required by Rule 14a-8(b).

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if a proponent fails to provide evidence that the proponent has satisfied the beneficial ownership requirements of Rule 14a-8(b), but only if the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. Archon satisfied its obligation under Rule 14a-8 through its December 20 letter to the Proponent, which explicitly stated:

- the ownership requirements of Rule 14a-8(b)(1);

- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2)(i) and (ii); and

- that the Proponent's response had to be postmarked within 14 days after receiving Archon's letter.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of a stockholder proposal based on a proponent's failure to provide evidence of its eligibility under Rules 14a-8(b) and (f)(1). *See, e.g., Hewlett Packard Co.* (avail. Dec. 27, 2002) (stating that "[w]e note that the proponent appears not to have responded to Hewlett-Packard's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Hewlett-Packard omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f)."); *Equidyne Corp.* (avail. Nov. 19, 2002) (noting "[the company's] representation that the proponent failed to supply, within 14 days of receipt of Equidyne's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date he submitted the proposal as required by Rule 14a-8(b)" and recommending no enforcement action if the proposal is omitted from the proxy materials). *See also Motorola, Inc.* (avail. September 28, 2001); *Target Corporation* (avail. March 12, 2001); *Saks Inc.* (avail. February 9, 2001); *Johnson & Johnson* (avail. January 11, 2001).

Furthermore, although the Staff has in some instances extended a proponent's correction period beyond 14 days, the Staff has done so only upon finding deficiencies in the company's communication. *See, e.g., Sysco Corporation* (avail. August 10, 2001); *General Motors Corp.* (avail. April 3, 2001) (extending the correction period because the company's notice did not adequately describe the documentation required under Rule 14a-8(b)). We do not believe that an extension of the response period is warranted in the present case because Archon's December 20 letter notifying the Proponent of the need to present satisfactory evidence supporting the Proponent's beneficial ownership of Archon's preferred stock fully complied with the requirements of Rule 14a-8(f)(1): Archon furnished the Proponent with all relevant information (including the requirements for eligibility, the required documentation and the deadline for response) in the notice of deficiency and provided the notice in a timely fashion. While Archon did receive a letter in return from the Proponent, the Proponent failed to provide Archon with any evidence of the requisite beneficial ownership. Accordingly, we believe that the Company may exclude the Proposals under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff take no action if Archon excludes the Proposal and the Supporting Statement of Nate J. Rogers, O.D. from its 2003 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (213) 229-7360 or Karen Howard of this office at 213-229-7858, if we can be of any further assistance in this matter.

Sincerely,

Karen E. Bertero

Karen E. Bertero

KEB/kmh
Attachment(s)

cc: Charles Sandefur, Archon Corporation
Nate J. Rogers, O.D.
Nevada Gaming Control Board

10666885_4.DOC

Exhibit A

Proposal and Supporting Statement

NATE J. ROGERS, O.D.
SAN JACINTO BUILDING
BEAUMONT, TEXAS 77701

TELEPHONE
409-838-6681

MAILING ADDRESS
P. O. BOX 1310
BEAUMONT, TEXAS 77704

Paul W. Lowden, President
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas, NV 89109

Dear Archon:

I submit the attached shareholder proposal and statement in support which I intend to introduce at the 2003 annual meeting and request that such be included in the proxy material; solicited by management pursuant to Rule 14(b) Securities Act. I will continue to hold my investment until said annual meeting and have held shares worth more then $2,000 for over one year. (support available upon request).

As my prior letter dated November 20, 2002 indicates, I would like to be appointed to fill the vacant special director position on the Board. If an alternative individual is appointed to prior to the next annual meeting, please accept this letter as my nomination to stand for election to the special director position held by Mr. Howard E. Foster which term is up for election at the next annual meeting.

Sincerely,

N. J. Rogers, O.D.

N. J. Rogers, O.D.

Cc: William J. Raggio
Suzanne Lowden
John W. Delaney
Howard E. Foster

Karen Bertero, Esquire
Gibson Dunn & Crutcher
333 S. Grand Avenue – 47th floor
Los Angeles, CA 90071-3197

Securities and Exchange Commission
C/o SHAREHOLDER PROPOSAL
450 5th St. NW
Washington, DC 20549

Nevada Gaming Control Board
Investigations – Public Companies
555 E. Washington Avenue, Suite 200
Las Vegas, NV 89101

Proponents Proposal

RESOLVED: That the stockholders of Archon Corporation ("Company") urge the Board of Directors take the necessary steps, in compliance with state law, to provide for a special election in conjunction with the upcoming annual meeting to fill the vacate special director position on the Board of Directors representing the Preferred Stock.

Proponent's Supporting Statement

The Preferred stock is currently entitled to representation on the Board by two special directors as a result of the Company's failure to pay dividends for a period of six successive semi-annual dividend periods. As of June 30, 2002, the Preferred stock has a liquidation preference of $3.42 per share and as of December 10, 2002 is listed at $1.40 on the OTCBB. The Preferred Stock currently accrues a dividend per semi-annual period at a rate of 15.0% per share. As of June 30, 2002, the Company reported cash and cash equilevants and investments in short term securities aggregating $22.5 million in its quarterly report on Form 10-q.

As presently configured, the Board consists of five positions representing the class of common stock and two positions representing the class of preferred stock. To our knowledge, one vacancy exists in both the common and preferred positions. The remaining four members representing the common stock consist of Mr. Paul W. Lowden, majority holder of the common shares, Suzanne Lowden, wife of Paul W. Lowden, John W. Delaney, an individual employed in a separate entity owned by Mr. Lowden, and William J. Raggio, a long time paid legal advisor to Mr. Lowden and the Company. The one position on the board representing the preferred shares is held by Howard E. Foster,

The Company's Board is divided into three classes of directors serving staggered three-year terms. The current terms with respect to the special directors representing the Preferred stock are as follows: Mr. Foster's term expires at the 2003 annual meeting. The vacant position on the board will expire at the 2004 meeting.

The vacant position representing the Preferred stock has remained unfilled since May 2001. The Board of Directors is empowered to appoint an individual to fill the vacancy, but to date has not done so. The Board of Directors is dominated by a majority of positions elected by the common shareholders, not the preferred shareholders. We believe it is in the best interest of all shareholders to have the vacant special director position on the Board filled by an election held in conjunction with the next annual meeting which would allow for a vote by members of the preferred class of stock. In addition, in advance of the solicitation of proxy statements, The Company should solicit nominations for nominations to the vacant position and for the position currently held by Mr. Foster.

Exhibit B

Articles of Incorporation, Including the Certificate of Designation of the Exchangeable Redeemable Preferred Stock

FILING FEE: $125.00 DJ
INVOICE # 1/03319
NEVADA RECORDS SEARCH
P.O. BOX 8759
INCLINE VILLAGE, NV 89452

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

JUN 28 1993
7679-93

CHERYL A. LAU SECRETARY OF STATE

ARTICLES OF INCORPORATION
OF
SAHARA
a Nevada corporation

FIRST: The name of the corporation is Sahara.

SECOND: The name of the corporation's resident agent and the address where process may be served upon the corporation are:

Name	Address
Corporation Service Company	530 South Fourth Street Las Vegas, NV 89101

THIRD: The total authorized capital stock of the corporation shall consist of 1,000 shares of common stock, no par value.

FOURTH: The governing board of the corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as may be provided by the bylaws of the corporation, provided that the number of directors shall not be reduced to less than two (2), except that in the case where all the shares of the corporation are owned beneficially and of record by one stockholder, the number of directors may be one.

The names and addresses of the first board of directors, which shall be two in number, are:

Name	Address
Paul W. Lowden	c/o Sahara Resorts 2535 Las Vegas Blvd., South Las Vegas, NV 89109
Ronald J. Radcliffe	c/o Sahara Resorts 2535 Las Vegas Blvd., South Las Vegas, NV 89109
George P. Miller	c/o Sahara Resorts 2535 Las Vegas Blvd., South Las Vegas, NV 89109
William J. Raggio	c/o Sahara Resorts 2535 Las Vegas Blvd., South Las Vegas, NV 89109
James W. Lewis	c/o Sahara Resorts 2535 Las Vegas Blvd., South Las Vegas, NV 89109

John K. Campbell c/o Sahara Resorts
2535 Las Vegas Blvd., South
Las Vegas, NV 89109

Suzanne Lowden

FIFTH: The capital stock, after the amount of the subscription price, or par value, has been paid in shall not be subject t assessment to pay the debts of the corporation.

SIXTH: The name and post office address of the incorporator signing the articles of incorporation is as follows:

Name	Address
Kaye T. 'alsh	400 Capitol Mall, Ste. 1800 Wells Fargo Center Sacramento, CA 95814

The und igned, being the incorporator named above for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Nevada, do make and file these articles of incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have set forth my signature this 25th day of June, 1993.

Kaye T. Walsh

SAB11780 017 /2•

STATE OF CALIFORNIA)
)
COUNTY OF SACRAMENTO)

On June 25, 1993, before me, Lorie J. Ireland personally appeared KAYE T. WALSH, personally known to me, (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her authorized capacity, and that by her signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

Signature of Notary Public

SA931760.018

LORIE J. IRELAND
COMM. #975CS4
NOTARY PUBLIC
SACRAMENTO COUNTY, CALIFORNIA
My Commission Expires October 30, 1996

RECEIVED
JUN 28 1993
SECRETARY OF STATE

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

SEP 27 1993

CHERYL A. LAU SECRETARY OF STATE

No. 7679-93

FILING FEE: $625 KD
INVOICE # :
EXPEDITE #: E045043
BY: VARGAS & BARTLETT
3800 HOWARD HUGHES
SEVENTH FLOOR
LAS VEGAS, NV 89109

RECEIVED

SEP 29 1993

Secretary of State

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

SAHARA

a Nevada Corporation

The undersigned do hereby certify as follows:

1. That Paul W. Lowden is the President, and Stephen J. Szapor, Jr. is the Assistant Secretary/Chief Financial Officer of Sahara (the "Company"), a corporation organized and existing under the laws of the state of Nevada.

2. That the Company's Board of Directors by duly adopted resolutions approved the proposed amendment disclosed herein and recommended that the proposal be submitted to the Company's stockholder for approval.

3. That the stockholder of the Company unanimously adopted and approved the following amendment to the Articles of Incorporation as if done at a duly constituted meeting of the stockholder of the corporation.

ARTICLE I: NAME

The name of the corporation is Sahara Gaming Corporation.

ARTICLE II: REGISTERED AGENT

The name of the corporation's resident agent and the address where process may be served upon the corporation are:

Name	Address
Corporation Service Company	530 South Fourth Street Las Vegas, NV 89101

ARTICLE III: NATURE OF BUSINESS

The nature of the business, or objects or purposes proposed to be transacted, promoted or carried on by the Corporation is to engage in any lawful activity.

ARTICLE IV: AUTHORIZED CAPITAL STOCK

SECTION 1. Number of Authorized Shares. The total number of shares of all classes of stock that the Corporation shall have authority to issue is one hundred and twenty million (120,000,000) shares, consisting of one hundred million (100,000,000) shares of common stock, par value $.01 per share (the "Common Stock"), and twenty million (20,000,000) shares of preferred stock, par value $.01 per share (the "Preferred Stock").

SECTION 2. Preferred Stock. The Board of Directors of the Corporation may authorize the issuance of shares of Preferred Stock from time to time in one or more series. Shares of Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation may be reissued except as otherwise provided by law. The Board is hereby authorized to fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations or restrictions thereof, including, without limitation, dividend rights (and whether dividends are cumulative), conversion rights, if any, voting rights (including the number of votes, if any, per share, as well as the number of members, if any, of the Board or the percentage of members, if any, of the Board each class or series of Preferred Stock may be entitled to elect), rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, and to increase or decrease the number of shares of any such series subsequent to the issuance of shares of such series, but not below the number of shares of such series then outstanding. Notwithstanding the foregoing, the Board shall have no power to alter the rights of any shares of Preferred Stock then outstanding.

SECTION 3. Distributions Upon Liquidation. In the event of any dissolution, liquidation or winding up of the affairs of the Corporation in accordance with applicable law, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of each series of Preferred Stock shall be entitled to receive, out of the net assets of the Corporation, an amount for each share of such series of Preferred Stock equal to the amount fixed and determined by the Board in the resolution or resolutions creating such series and providing for the issuance of such shares, plus an amount equal to all dividends accrued and unpaid on shares of such series to the date fixed for distribution, and no more, before any of the assets of the Corporation shall be distributed or paid over to the holders of Common Stock. After payment in full of said amounts to the holders of Preferred Stock of all series, the remaining assets and funds of the Corporation shall be divided among and paid to the holders of shares of Common Stock. If, upon such dissolution, liquidation or winding up, the assets of the Corporation distributable as aforesaid among the holders of Preferred Stock of all series shall be insufficient to permit full payment to them of said preferential amounts, then such assets shall be distributed ratably among such holders of Preferred Stock in proportion to the respective total amounts which they shall be entitled to receive as provided in this Section 3.

SECTION 4. Nevada Gaming Control Act. The Corporation shall not issue any stock or securities except in accordance with the provisions of the Nevada Gaming Control Act and the regulations thereunder. The issuance of any stock or securities in violation thereof shall be ineffective and such stock or securities shall be deemed not to be issued and outstanding until (1) the Corporation shall cease to be subject to the jurisdiction of the Nevada gaming commission, or (2) the Nevada gaming commission shall, by affirmative action, validate said issuance or waive any defect in issuance.

No stock or securities issued by the Corporation and no interest, claim or charge therein or thereto, shall be transferred in any manner whatsoever except in accordance with the provisions of the Nevada Gaming Control Act and the regulations thereunder. Any transfer in violation thereof shall be ineffective until (1) the Corporation shall cease to be subject to the jurisdiction of the Nevada gaming commission, or (2) the Nevada gaming commission shall, by affirmative action, validate said transfer or waive any defect in said transfer.

If the commission at any time determines that a holder of stock or other securities of this Corporation is unsuitable to hold such securities, then until such securities are owned by persons found by the commission to be suitable to own them, (a) the Corporation shall not be required or permitted to pay any dividend or interest with regard to the securities, (b) the holder of such securities shall not be entitled to vote on any matter as the holder of the securities, and such securities shall not for any purposes be included in the securities of the Corporation entitled to vote, and (c) the Corporation shall not pay any remuneration in any form to the holder of the securities.

ARTICLE V: ANNUAL MEETINGS OF STOCKHOLDERS

The annual meeting of stockholders shall be held at such time, on such date and at such place (within or without the State of Nevada) as provided in the Bylaws of the Corporation. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VI: NUMBER OF DIRECTORS

The number of directors that shall constitute the whole Board shall be as specified in the Bylaws of the Corporation, as the same may be amended from time to time. Notwithstanding the foregoing, during any period in which the holders of any one or more series of Preferred Stock, voting as a class, shall be entitled to elect a specified number of directors by reason of dividend arrearages or other contingencies giving them the right to do so, then and during such time as such right continues, (A) the then otherwise authorized number of directors shall be increased by such specified number of directors and the holders of shares of such series of Preferred Stock, voting as a class, shall be entitled to elect such additional number of directors in accordance with the provisions of such Preferred Stock; (B) the additional directors shall be members of those respective classes of directors in which vacancies are created as a result of such increase in the authorized number of directors, or as otherwise determined pursuant to the provisions of such Preferred Stock or series; and (C) each such additional director shall serve until the next annual meeting at which the term of office of his or her class shall expire and until his or her successor shall be elected and shall qualify, or until his or her right to hold such office terminates pursuant to the provisions of such Preferred Stock or series, whichever occurs earlier. Whenever the holders of shares of such series of Preferred Stock are divested of such right to elect directors pursuant to the provisions of such Preferred Stock or series, the terms of office of all directors elected by the holders of such series of Preferred Stock pursuant to such provisions, or elected to fill any vacancies resulting from the death, resignation or removal of directors so elected by the holders of such Preferred Stock or series, shall forthwith terminate and the authorized number of directors shall be reduced accordingly.

ARTICLE VII: ELECTION OF DIRECTORS

SECTION 1. Classified Board.

(A) The Board shall be divided into three classes: Class I, Class II and Class III. Such classes shall be as nearly equal in number of directors as possible. Each director shall serve for a term ending at the third annual meeting of stockholders following the annual meeting at which such director was elected; provided, however, that the directors first elected to Class I shall serve for a term ending at the first annual meeting of stockholders following the date hereof, and the directors first elected to Class II shall serve for a term ending at the second annual meeting of stockholders following the date hereof. Notwithstanding any of the foregoing provisions of this Article VI, each director shall serve until his or her successor is elected and qualified or until such director's death, resignation or removal.

(B) At each annual election, the directors chosen to succeed directors whose terms then expire shall be identified as being of the same class as the directors they succeed, unless, by reason of any previous changes in the authorized number of directors, the Board shall designate one or more directorships whose term then expires as directorships of another class in order more nearly to achieve equality in the number of directors among the classes. If a director dies, resigns or is removed, the director chosen to fill the vacant directorship shall be of the same class as the director he or she succeeds unless, by reason of any previous changes in the authorized number of directors, the Board shall designate such vacant directorship as a directorship of another class in order more nearly to achieve equality in the number of directors among the classes.

(C) Notwithstanding the rule that the three classes shall be as nearly equal in number of directors as possible, in the event of any change in the authorized number of directors, each director then continuing to serve as such shall nevertheless continue as a director of the class of which such director is a member until the expiration of his or her current term or his or her earlier death, resignation or removal. If, consistent with the rule that the three classes shall be as nearly equal in number of directors as possible, any newly created directorship or vacancy on the Board may be allocated to any of the classes, the Board shall allocate it to the available class whose term of office is due to expire at the earliest date following such allocation.

ARTICLE VIII: DIRECTORS' AND OFFICERS' LIABILITY

A director or officer of the Corporation shall not be personally liable to this Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this article shall not aliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) the payment of distributions in violation of NRS 78.300. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

ARTICLE IX: INDEMNITY

Every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another Corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this Article.

Without limiting the application of the foregoing, the Board of Directors may adopt bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as director or officer of another Corporation, or as its representative in a partnership, joint venture, trust or other enterprises against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have the power to indemnify such person.

The indemnification provided in this Article shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such person.

ARTICLE X: BUSINESS COMBINATIONS

The affirmative vote of voting shares necessary to approve a sale, lease or exchange of property or assets of this

Corporation, or a merger or consolidation involving this Corporation, shall be 75% of the outstanding voting shares.

ARTICLE XI: AMENDMENT OF CORPORATE DOCUMENTS

SECTION 1. Articles of Incorporation. In addition to any affirmative vote required by applicable law or any other provision of these Articles of Incorporation or specified in any agreement, and in addition to any voting rights granted to or held by the holders of any series of Preferred Stock, any alteration, amendment, repeal or rescission (any "Change") of any provision of these Articles of Incorporation must be approved by a majority of the directors of the Corporation then in office and by the affirmative vote of the holders of a majority of the shares of capital stock entitled to vote then outstanding; provided, however, that if any such Change relates to Articles V, VI, VII, VIII, IX, X hereof or this Article XI, such Change must also be approved by the affirmative vote of the holders of not less than 75% of the shares of capital stock entitled to vote then outstanding.

Subject to the foregoing, the Corporation reserves the right to alter, amend, repeal or rescind any provision contained in these Articles of Incorporation in any manner now or hereafter prescribed by law.

SECTION 2. Bylaws. In addition to any affirmative vote required by applicable law and any voting rights granted to or held by the holders of any series of Preferred Stock, any Change of Section 1 of Article II of the By-Laws of the Corporation must be approved by either (a) a majority of the directors of the Corporation then in office or (b) the affirmative vote of the holders of not less than 75% of the shares of capital stock entitled to vote then outstanding, and any change of Section 1 of Article VII of the Bylaws of the Corporation must be approved by either (a) a majority of the directors of the Corporation then in office or (b) the affirmative vote of the holders of not less than 75% of the shares of capital stock entitled to vote then outstanding.

Subject to the foregoing, the Board shall have the power to make, alter, amend, repeal or rescind the Bylaws of the Corporation.

IN WITNESS WHEREOF, the undersigned have executed these Amended and Restated Articles of Incorporation this first day of September, 1993.

President

Assistant Secretary/
Chief Financial Officer

ACKNOWLEDGMENT

STATE OF NEVADA,)
) ss.
COUNTY OF CLARK)

On this 24 day of Sept, 1993, personally appeared before me, a Notary Public, Paul W. Lowden and ______________ who acknowledged to me that they executed the foregoing instrument.

NOTARY PUBLIC in and for
said County and State

STATE OF NEVADA,)
) ss.
COUNTY OF CLARK)

On this 24 day of Sept, 1993, personally appeared before me, a Notary Public, Stephen Szapor and ______________ who acknowledged to me that they executed the foregoing instrument.

NOTARY PUBLIC in and for
said County and State

THIS FORM SHOULD ACCOMPANY AMENDED AND/OR RESTATED ARTICLES OF INCORPORATION FOR A NEVADA CORPORATION

1. Name of corporation: Sahara

2. Date of adoption of Amended and/or Restated Articles: September 1, 1993

3. If the articles were amended, please indicate what changes have been made:

(a) Was there a name change? Yes ☒ No ☐. If yes, what is the new name?
Sahara Gaming Corporation

(b) Did you change your resident agent? Yes ☐ No ☒. If yes, please indicate new address:

(c) Did you change the purposes? Yes ☐ No ☒. Did you add Banking? ☐. Gaming? ☐. Insurance? ☐. None of these? ☐.

(d) Did you change the capital stock? Yes ☒ No ☐. If yes, what is the new capital stock?
120,000,000 at $.01

(e) Did you change the directors? Yes ☐ No ☒. If yes, indicate the change:

(f) Did you add the directors liability provision? Yes ☐ No ☒.

(g) Did you change the period of existence? Yes ☐ No ☒. If yes, what is the new existence?

(h) If none of the above apply, and you have amended or modified the articles, how did you change your articles?

Executive Vice President
Name and Title of Officer

9-24-93
Date

STATE OF Nevada
COUNTY OF Clark } ss.

On September 24, 1993 personally appeared before me, a Notary Public, [illegible] who acknowledged that he/she executed the above document.

(STAMP SEAL)

Notary Public

ARTICLES OF MERGER

OF

SAHARA CASINO PARTNERS, LIMITED PARTNERSHIP, A DELAWARE LIMITED PARTNERSHIP

INTO

SAHARA GAMING CORPORATION, A NEVADA CORPORATION

Sahara Casino Partners, Limited Partnership, a Delaware limited partnership, and Sahara Gaming Corporation, a Nevada corporation, pursuant to Nevada Revised Statutes 78.462 and 78.458, hereby certify that:

1. The name and place of incorporation or formation of each constituent entity is as follows:

(i) Sahara Casino Partners, Limited Partnership a Delaware limited partnership ("Disappearing Partnership"); and

(ii) Sahara Gaming Corporation, a Nevada corporation ("Surviving Corporation").

2. The name of the surviving corporation is Sahara Gaming Corporation, a Nevada corporation.

3. An Agreement and Plan of Reorganization by which the Disappearing Partnership merges into the Surviving Corporation has been duly adopted by the Board of Directors of Casino Properties, Inc. ("Casino Properties") and Sahara Las Vegas Corp. ("Sahara LV"), the General Partners of the Disappearing Partnership, and the Surviving Corporation on June 2, 1993, June 2, 1993 and August 20, 1993, respectively.

4. The Agreement and Plan of Reorganization, as recommended by the Boards of Directors of the General Partners, was approved by the General Partners and by holders of 15,223,035 limited partnership interests and units representing limited partnership interests ("Interests"), or 83.19 percent, and was voted against by holders of 130,887 Interests, or .72 percent, at a meeting of holders of Interests held on September 28, 1993 at which 18,300,000 Interests were entitled to vote.

5. The Agreement and Plan of Reorganization was approved by the Disappearing Partnership as required by the laws of the State of Delaware and by the Agreement of Limited Partnership of the Disappearing Partnership.

6. The Agreement and Plan of Reorganization as recommended by the Board of Directors of the Surviving Corporation was approved by the sole stockholder of the Surviving Corporation by written consent dated August 20, 1993.

7. The Articles of Incorporation of the Surviving Corporation were not amended by the Agreement and Plan of Reorganization.

IN WITNESS WHEREOF, the undersigned have executed these Articles of Merger on September 28, 1993.

SAHARA GAMING CORPORATION, a Nevada corporation

Paul W. Lowden
President

Stephen J. Szapor, Jr.
Assistant Secretary

SAHARA CASINO PARTNERS, Limited Partnership, a Delaware limited partnership

General Partner:
Sahara Las Vegas Corp., a Nevada corporation

Paul W. Lowden
President

Stephen J. Szapor, Jr.
Assistant Secretary

RECEIVED

SEP 30

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On September 28, 1993, personally appeared before me, a notary public, Paul W. Lowden, personally known (or proved) to me to be the person whose name is subscribed to the above instrument who acknowledged that he executed the instrument.

JUDY A. COLTER
Notary Public – Nevada
Clark County
My appt. exp. Jan. 20, 1996

Notary Public

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On September 28, 1993, personally appeared before me, a notary public, Stephen J. Szapor, Jr., personally known (or proved) to me to be the person whose name is subscribed to the above instrument who acknowledged that he executed the instrument.

JUDY A. COLTER
Notary Public – Nevada
Clark County
My appt. exp. Jan. 20, 1996

Notary Public

ARTICLES OF MERGER

MERGING

SAHARA CASINO PARTNERS, LIMITED PARTNERSHIP LP 585-87
(DL)

INTO

SAHARA GAMING CORPORATION
(NV) 7679-93

FILED BY:
VARGAS & BARTLETT
3800 HOWARD HUGHES PARKWAY
LAS VEGAS, NV 89109

FILING FEE: $75.00

INV. # 44430

DATE FILED: 9/30/93

FILE NO. 7679-93

FILING FEE: $20.00 DF INVOICE #44578
EXPEDITE #E46795
VARGAS & BARTLETT
ATTN: PAM BOUCHARD
3800 HOWARD HUGHES PKWY.
LAS VEGAS, NV 89109

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

SEP 30 1993

CHERYL A. LAU SECRETARY OF STATE

No 7679-93

CERTIFICATE OF DESIGNATION OF THE EXCHANGEABLE REDEEMABLE PREFERRED STOCK (Par Value $.01 Per Share) OF SAHARA GAMING CORPORATION

Pursuant to Section 78.195 of the Nevada Revised Statutes

The undersigned duly authorized officers of Sahara Gaming Corporation, a corporation organized and existing under the Nevada Revised Statutes, as amended (the "Company"), in accordance with the provisions of Section 78.195 thereof, DO HEREBY CERTIFY:

That pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of the Company, the Board of Directors of the Company (the "Board of Directors") on August 20, 1993, adopted the following resolution creating a series of 9,000,000 shares of Preferred Stock, $.01 per share par value:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors by provisions of the Articles of Incorporation of the Company (the "Articles of Incorporation"), and the Nevada Revised Statutes, as amended, the issuance of a series of the Company's preferred stock, par value $.01 per share (the "Preferred Stock"), which shall consist of 9,000,000 of the 20,000,000 shares of Preferred Stock that the Company now has authority to issue, be, and the same hereby is, authorized, and the Board of Directors hereby fixes the voting powers, designations, preferences, limitations, restrictions and relative rights, and the qualifications, limitations and restrictions of such rights, of the shares of such series (in addition to the voting powers, designations, preferences, limitations, restrictions and relative rights, and the qualifications, limitations and restrictions of such rights, set forth in the Articles of Incorporation that may be applicable to the Preferred Stock) as follows:

1. *Designation and Rank.* The designation of such series of the Preferred Stock authorized by this resolution shall be the Exchangeable Redeemable Preferred Stock (the "Exchangeable Preferred Stock"). The maximum number of shares of Exchangeable Preferred Stock shall be 9,000,000. Shares of the Exchangeable Preferred Stock shall have a liquidation preference of $2.14 per share plus accrued and unpaid dividends thereon, subject to Section 7(a). The Exchangeable Preferred Stock shall rank prior to the common stock, par value $.01 per share (the "Common Stock") and to all other classes and series of equity securities of the Company now or hereafter authorized, issued or outstanding (the Common Stock and such other classes and series of equity securities collectively may be referred to herein as the "Junior Stock"), other than any class or series of equity securities of the Company ranking on a parity with (the "Parity Stock") or senior to (the "Senior Stock") the Exchangeable Preferred Stock as to dividend rights and/or rights upon liquidation, dissolution or winding up of the Company. The Exchangeable Preferred Stock shall be subordinate to and rank junior to all indebtedness of the Company now or hereafter outstanding. The Exchangeable Preferred Stock shall be subject to creation of Senior Stock, Parity Stock and Junior Stock, to the extent not expressly prohibited by the Company's Articles of Incorporation, with respect to the payment of dividends and/or rights upon liquidation, dissolution or winding up of the Company.

2. *Cumulative Dividends; Priority.*

(a) *Payment of Dividends.* The holders of record of shares of Exchangeable Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, cumulative cash dividends at a rate per annum per share (the "Dividend Rate") initially set at [illegible]% of (i) $2.14 plus (ii) accrued but unpaid dividends as to which a Dividend Payment Date (as defined below) has occurred. Dividends shall accrue from the date of issuance and be payable semi-annually in arrears on the 31st day of March and the 30th day of September in each year (or if such day is a non-business day, on the next business day), commencing on March 31, 1994 (each of such dates a "Dividend Payment Date"); provided, however, that on any or all of the first six Dividend Payment Dates, the Company may, at its option, pay dividends on the Exchangeable Preferred Stock in the form of additional shares of Exchangeable Preferred Stock at the rate per annum of 0.08 shares of additional Exchangeable Preferred Stock for every share of Exchangeable Preferred Stock entitled to receive a dividend. If all Exchangeable Preferred Stock has not been redeemed prior to the tenth Dividend Payment Date, the Dividend Rate will increase on the tenth Dividend Payment Date to the rate per annum per share of 11% and will thereafter increase by an additional 0.50% per annum per share on each Dividend Payment Date until either the Dividend Rate reaches a rate per annum per share of 16% or the Exchangeable Preferred Stock is redeemed or exchanged by the Company as set forth herein. In no circumstances will the Dividend Rate exceed 16% per annum per share. Each declared dividend shall be payable to holders of record as they appear on the stock books of the Company at the close of business on such record dates as are determined by the Board of Directors or a duly authorized committee thereof (each of such dates a "Record Date"), which Record Dates shall be not more than 65 calendar days nor fewer than 10 calendar days preceding the Dividend Payment Dates therefor. Semi-annual dividend periods (each a "Dividend Period") shall commence on and include the 31st day of March and the 30th day of September of each year and shall end on and include the date next preceding the next following Dividend Payment Date. Dividends on the Exchangeable Preferred Stock shall be fully cumulative and shall accrue (whether or not declared), on a daily basis, from the first day of each Dividend Period; provided, however, that the initial semi-annual dividend payable on March 31, 1994 and the amount of any dividend payable for any other Dividend Period shorter than a full Dividend Period shall be computed on the basis of a 360-day year composed of twelve 30-day months and the actual number of days elapsed in the relevant Dividend Period.

(b) *Priority as to Dividends.*

(i) No dividends in any form shall be declared or paid or set apart for payment on any Preferred Stock that constitutes Parity Stock with respect to dividends for any period unless full dividends on the Exchangeable Preferred Stock for the immediately preceding Dividend Period have been or contemporaneously are declared and paid. No cash dividends shall be declared or paid or set apart for payment on any Parity Stock for any period unless full cash dividends on the Exchangeable Preferred Stock for the immediately preceding Dividend Period have been or contemporaneously are declared and paid (or declared and a sum sufficient for the payment thereof set apart for such payment). When dividends are not paid in full (or not declared and a sum sufficient for such full payment not so set apart) upon the Exchangeable Preferred Stock and any Parity Stock, all dividends declared upon shares of Exchangeable Preferred Stock and any Parity Stock shall be declared pro rata with respect thereto, so that in all cases the amount of dividends declared per share on the Exchangeable Preferred Stock and such Parity Stock shall bear to each other the same ratio that accrued dividends per share for the then-current Dividend Period on the shares of Exchangeable Preferred Stock (which shall include any accumulation in respect of unpaid dividends for prior Dividend Periods) and dividends, including accumulations, if any, on such Parity Stock, bear to each other.

(ii) Before (1) any dividend or other distribution (other than in Common Stock or other Junior Stock) shall be declared or paid or set aside for payment upon the Common Stock or any other Junior Stock or (2) any Common Stock or any other Junior Stock is redeemed, purchased or otherwise acquired by the Company for any consideration (or any moneys are paid to or made available for a sinking fund for the redemption of any shares of any such stock) except by conversion into or exchange for Common Stock or any other Junior Stock, (A) full cash dividends on the Exchangeable Preferred Stock must be declared and paid or funds paid over to the dividend disbursing agent of the Company for payment of such dividends for the immediately preceding two Dividend Periods (or such lesser number of Dividend Periods during which the shares of Exchangeable Preferred Stock have been outstanding) and (B) a full cash dividend on the Exchangeable Preferred Stock must be declared at the annual Dividend Rate for the current Dividend Period, and sufficient funds paid over to the dividend disbursing agent of the Company for the payment of a cash dividend at the end of such Dividend Period. The Company shall not permit any subsidiary of the Company to purchase or otherwise acquire for consideration any shares of stock of the Company if under the preceding sentence the Company would be prohibited from purchasing or otherwise acquiring such shares at such time and in such manner.

(iii) No dividend shall be paid or set aside for holders of Exchangeable Preferred Stock for any Dividend Period unless full dividends on any Preferred Stock that constitutes Senior Stock with respect to dividends for that period have been or contemporaneously are declared and paid (or declared and a sum sufficient for the payment thereof set apart for such payment).

3. *Optional Redemption.*

(a) *General.*

(i) Subject to the applicable restrictions set forth in this Section 3 and applicable law, the shares of Exchangeable Preferred Stock may be redeemed, in whole or in part, at the election of the Company, upon notice as provided in Section 3(b), by resolution of the Board of Directors, at any time or from time to time, at a redemption price equal to the Liquidation Preference. On and after any such redemption date, dividends shall cease to accrue on the shares redeemed, and such shares shall be deemed to cease to be outstanding, provided that the redemption price (including any accrued and unpaid dividends to the date fixed for redemption) has been duly paid or provided for.

(ii) If less than all the outstanding shares of Exchangeable Preferred Stock are to be redeemed, the Company shall select at its absolute discretion the shares to be redeemed pro rata or by lot.

(b) *Notice of Redemption.*

(i) Notice of any redemption of shares of Exchangeable Preferred Stock, setting forth (1) the date and place fixed for said redemption, (2) the redemption price, (3) a statement that dividends on the shares to be redeemed will cease to accrue on such redemption date and (4) the method(s) by which the holders may surrender their redeemed shares and obtain payment therefor, shall be mailed, postage prepaid, at least 30 days but not more than 90 days prior to said redemption date to each holder of record of the Exchangeable Preferred Stock to be redeemed at his or her address as the same shall appear on the books of the Company. If less than all the shares of the Exchangeable Preferred Stock owned by such holder are then to be redeemed, the notice shall specify the number of shares thereof that are to be redeemed and the numbers of the certificates representing such shares.

(ii) If such notice of redemption shall have been so mailed, and if on or before the redemption date specified in such notice all funds necessary for such redemption shall have been set aside by the Company separate and apart from its other funds, in trust for the account of the holders of the shares so to be redeemed, so as to be and continue to be available therefor, then, on and after said redemption date, notwithstanding that any certificate for shares of the Exchangeable Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares represented thereby so called for redemption shall be deemed to be no longer outstanding, the dividends thereon shall cease to accrue, and all rights with respect to such shares of the Exchangeable Preferred Stock so called for redemption shall forthwith cease and terminate, except only the right of the holders thereof to receive out of the funds so set aside in trust the amount payable on redemption thereof, but without interest, upon surrender (and endorsement or assignment for transfer, if required by the Company) of their certificates.

(iii) If such notice of redemption shall have been so mailed, and if on or before the date of redemption specified in such notice all said funds necessary for such redemption shall have been irrevocably deposited in trust, for the account of the holders of the shares of the Exchangeable Preferred Stock to be redeemed (and so as to be and continue to be available therefor), with a bank or trust company named in such notice doing business in the City of New York or the State of Nevada and having combined capital and surplus of at least $50,000,000, thereupon and without awaiting the redemption date, all shares of the Exchangeable Preferred Stock with respect to which such notice shall have been so mailed and such deposit shall have been so made, shall be deemed to be no longer outstanding, and all rights with respect to such shares of the Exchangeable Preferred Stock shall forthwith upon such deposit in trust cease and terminate, except only the right of the holders thereof on or after the redemption date to receive from such deposit the amount payable on redemption thereof, but without interest, upon surrender (and endorsement or assignment to transfer, if required by the Company) of their certificates. In case the holders of shares of the Exchangeable Preferred Stock that shall have been redeemed shall not within two years (or any longer period if required by law) after the redemption date claim any amount so deposited in trust for the redemption of such shares, such bank or trust company shall, upon demand and if permitted by applicable law, pay over to the Company any such unclaimed amount so deposited with it, and shall thereupon be relieved of all responsibility in respect thereof, and thereafter the holders of such shares shall, subject to applicable escheat laws, look only to the Company for payment of the redemption price thereof, but without interest.

(c) *Status of Shares Redeemed.* Shares of Exchangeable Preferred Stock redeemed, purchased or otherwise acquired for value by the Company, shall, after such acquisition, have the status of authorized and unissued shares of Preferred Stock and may be reissued by the Company at any time as shares of any series of Preferred Stock other than as shares of Exchangeable Preferred Stock.

4. *Optional Exchange.*

(a) *Exchange; Terms of Subordinated Notes.* Any Exchangeable Preferred Stock that has not been redeemed on or prior to the tenth Dividend Payment Date may be exchanged, in whole or in part, at the election of the Company, upon notice as provided in Section 4(c), by resolution of the Board of Directors, at any time or from time to time on or after the Tenth Dividend Payment Date, for Junior Subordinated Notes (the "Junior Subordinated Notes") issued by the Company. If any Exchangeable Preferred Stock is exchanged in part by the Company, such exchange shall be pro rata or by lot. The principal amount of any Junior Subordinated Notes issued in exchange for Exchangeable Preferred Stock shall be equal to the Liquidation Preference of such Exchangeable Preferred Stock. The Junior Subordinated Notes will mature on the 15th anniversary of the date of the original issuance of the Exchangeable Preferred Stock and will bear interest at an annual rate of 11%, payable semi-annually on the Dividend Payment Dates. The Junior Subordinated Notes may be redeemed, in whole or in part, at the election of the Company, by resolution of the Board of Directors, at any time and from time to time for an amount equal to the principal amount plus accrued but unpaid interest at the date of redemption. No sinking fund payments will be required with respect to the Junior Subordinated Notes.

(b) *Other Terms.* The Junior Subordinated Notes will be governed by an indenture containing, in addition to the terms described in Section 4(a), such terms and conditions as the Board of Directors may approve and such terms and conditions as may be required by then applicable law.

(c) *Notice of Exchange.*

(1) Notice of any such exchange, setting forth (1) the date and place fixed for said exchange, (2) the principal value of the Junior Subordinated Notes to be exchanged for outstanding Exchangeable Preferred Stock, (3) a statement that dividends on the shares to be exchanged will cease to accrue on such exchange date and (4) the method(s) by which the holders may surrender their shares of Exchangeable Preferred Stock and obtain Junior Subordinated Notes in exchange therefor, shall be mailed, postage prepaid, at least 30 days but not more than 90 days prior to said exchange date to each holder of record of the Exchangeable Preferred Stock to be redeemed at his or her address as the same shall appear on the books of the Company.

(ii) If such notice of exchange shall have been so mailed and on or before the exchange date specified in the notice, the Company has delivered the Junior Subordinated Notes to an exchange agent then, on and after said exchange date, notwithstanding that any certificate for shares of the Exchangeable Preferred Stock so called for exchange shall not have been surrendered for cancellation, the shares represented thereby so called for exchange shall be deemed to be no longer outstanding, the dividends thereon shall cease to accrue, and all rights with respect to such shares of the Exchangeable Preferred Stock so called for exchange shall forthwith cease and terminate, except only the right of the holders thereof to receive Junior Subordinated Notes in exchange therefor upon surrender of their certificates.

(d) *Status of Shares Exchanged.* Shares of Exchangeable Preferred Stock exchanged for Junior Subordinated Notes shall, after such exchange, have the status of authorized and unissued shares of Preferred Stock and may be reissued by the Company at any time as shares of any series of Preferred Stock other than as shares of Exchangeable Preferred Stock.

5. *Voting Rights.*

(a) *General Voting Rights.* Except as expressly provided hereinafter in this Section 5, or as otherwise from time to time required by applicable law, the Exchangeable Preferred Stock shall have no voting rights.

(b) *Voting Rights on Extraordinary Matters.* So long as any shares of Exchangeable Preferred Stock are outstanding and unless the consent or approval of a greater number of shares shall then be required by applicable law, without first obtaining the approval of the holders of at least two-thirds of the number of shares of Exchangeable Preferred Stock at the time outstanding (voting separately as a class) given in person or by proxy at a meeting at which the holders of such shares shall be entitled to vote separately as a class or by written consent in lieu thereof, the Company shall not, either directly or indirectly or through merger, consolidation, reorganization or other business combination with any other company, (i) authorize, create, issue or increase the authorized or issued amount of any Preferred Stock that constitutes Senior Stock or Parity Stock, or any warrants, options or other rights convertible or exchangeable into Senior Stock or Parity Stock or (ii) amend, alter, repeal or otherwise change any provision of its Articles of Incorporation or this resolution so as to materially and adversely affect the rights, preferences, power or privileges of the Exchangeable Preferred Stock. The creation or issuance of Preferred Stock that constitutes Exchangeable Preferred Stock or Junior Stock, or a merger, consolidation or reorganization or other business combination in which the Company is not the surviving entity, or any amendment that increases the number of authorized shares of Preferred Stock that constitutes Exchangeable Preferred Stock or Junior Stock or substitutes the surviving entity in a merger, consolidation, reorganization or other business combination for the Company, shall not be considered to be such a material and adverse change requiring a separate vote of the holders of the Exchangeable Preferred Stock.

(c) *Election of special directors.* If dividends in an amount equal to dividend payments for one Dividend Period have accrued and remain unpaid for two years, holders of Sahara Gaming Preferred Stock will have the right to a separate class vote to elect two special directors to the board of directors of Sahara Gaming (in addition to the then authorized number of directors) at the next annual meeting of stockholders. Upon payment of all dividend arrearages, holders of Sahara Gaming Preferred Stock will be divested of such voting rights until any future time when dividends in an amount equal to dividend payments for one Dividend Period have accrued and remained unpaid for two years. The terms of the special directors will thereupon terminate and the authorized number of directors will be reduced by two.

(d) *One Vote Per Share.* In connection with any matter on which holders of the Exchangeable Preferred Stock are entitled to vote as provided in subparagraphs (b) or (c) above, or any matter on which the holders of the Exchangeable Preferred Stock are entitled to vote as one class or otherwise pursuant to law or the provisions of the Articles of Incorporation, each holder of Exchangeable Preferred Stock shall be entitled to one vote for each share of Exchangeable Preferred Stock held by such holder.

6. *No Sinking Fund.* No sinking fund will be established for the retirement or redemption of shares of Exchangeable Preferred Stock.

7. *Liquidation Rights; Priority.*

(a) In the event of the liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Company and after payment or provision for payment of Preferred Stock that constitutes Senior Stock with respect to the liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of the Exchangeable Preferred Stock shall be entitled to receive, out of the assets of the Company, whether such assets are capital or surplus, whether or not any dividends as such are declared and before any distribution shall be made to the holders of the Common Stock or any other class of stock or series thereof ranking junior to the Exchangeable Preferred Stock with respect to the distribution of assets, an amount (the "Liquidation Preference") per share equal to the sum of (i) $2.14, plus (ii) an amount equal to all accrued and unpaid dividends for the then current Dividend Period, through the date of liquidation, dissolution or winding up, plus all prior Dividend Periods, whether or not declared, plus (iii) if, within five years of the initial issuance of the Exchangeable Preferred Stock, all or substantially all of the assets of the Company are sold or the Company merges with or into any entity as a result of which the stockholders of the Company hold less than 50% of the equity interests of the surviving entity, an amount equal to the lesser of (1) the Designated Amount (as defined below) divided by the total number of shares of Exchangeable Preferred Stock then outstanding and (2) $0.7143. The "Designated Amount" shall be an amount equal to $5 million less the result of (x) the aggregate amount distributable to all holders of shares of Exchangeable Preferred Stock pursuant to (i) above minus (y) $14.98 million. Unless specifically designated as junior or senior to the Exchangeable Preferred Stock with respect to the distribution of assets, all other series or classes of Preferred Stock of the Company shall rank on a parity with the Exchangeable Preferred Stock with respect to the distribution of assets.

(b) Nothing contained in this Section 7 shall be deemed to prevent redemption or exchange of shares of the Exchangeable Preferred Stock by the Company in the manner provided in Section 3 or Section 4, as the case may be. Neither the merger nor consolidation of the Company into or with any other company, nor the merger or consolidation of any other company into or with the Company, nor a sale, transfer or lease of all or any part of the assets of the Company, shall be deemed to be a liquidation, dissolution or winding up of the Company within the meaning of this Section 7.

(c) Written notice of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, stating a payment date and the place where the distributable amounts shall be payable, shall be given by mail, postage prepaid, no less than 30 days prior to the payment date stated therein, to the holders of record of the Exchangeable Preferred Stock at their respective addresses as the same shall appear on the books of the Company.

(d) If the amounts available for distribution with respect to the Exchangeable Preferred Stock and all other outstanding stock of the Company ranking on a parity with the Exchangeable Preferred Stock upon liquidation are not sufficient to satisfy the full liquidation rights of all the outstanding Exchangeable Preferred Stock and stock ranking on a parity therewith, then the holders of each series of such stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount (which in the case of the Exchangeable Preferred Stock shall mean the amounts specified in Section 7(a) and in the case of any other series of Preferred Stock may include accumulated dividends if contemplated by such series) to which they are entitled.

IN WITNESS WHEREOF, this certificate has been signed by Paul W. Lowden and Stephen J. Szapor, Jr. as of September 30, 1993.

SAHARA GAMING CORPORATION

By: [signature]
Name: Paul W. Lowden
Title: President and Chairman of the Board

By: [signature]
Name: Stephen J. Szapor, Jr.
Title: Assistant Secretary

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On 9-30-93, personally appeared before me, a notary public, Paul W. Lowden, personally known (or proved) to me to be the person whose name is subscribed to the above instrument who acknowledged that he executed the instrument.

JUDY A. COLER
Notary Public - Nevada
Clark County

[signature]
Notary Public

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On 9-30-93, personally appeared before me, a notary public, Stephen J. Szapor, Jr., personally known (or proved) to me to be the person whose name is subscribed to the above instrument who acknowledged that he executed the instrument.

JUDY A. COLER
Notary Public - Nevada
Clark County
My appt. exp. Jan. 23, 1996

[signature]
Notary Public

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

FEB 21 1996
No. 7679-93
[signature]
DEAN HELLER, SECRETARY OF STATE

Inv# 89024

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION FOR

SAHARA GAMING CORPORATION

Pursuant to the provisions of NRS 78.390, the undersigned officers of Sahara Gaming Corporation ("the Corporation") certify as follows:

1. That Paul W. Lowden is the President, and William J. Raggio is the Secretary of the Corporation which is a corporation organized and existing under the laws of the state of Nevada.

2. That the Corporation's Board of Directors by duly adopted resolutions approved the proposed amendment disclosed herein and recommended that the proposal be submitted to the Corporation's stockholder's for approval.

3. That the stockholders of the Corporation by majority vote adopted and approved the following amendment to the Corporation's Articles of Incorporation as amended and restated by those certain Amended and Restated Articles of Incorporation filed with the Secretary of State of the State of Nevada the 27th day of September, 1993.

ARTICLE I: NAME

The name of the Corporation is Santa Fe Gaming Corporation.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Amendment as of the 20th day of February, 1996.

[signature]
Paul W. Lowden

[signature]
William J. Raggio

ACKNOWLEDGEMENT

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On the 20th day of February, 1996, personally appeared before me, a notary public, Paul W. Lowden, personally known (or proved) to me to be the President of Sahara Gaming Corporation and whose name is subscribed to the above instrument who acknowledged that he executed the above instrument.

Jo Rayner
Notary Public

JO RAYNER
Notary Public - State of Nevada
Appointment Recorded in Clark County
My Appointment Expires July 2, 1999

STATE OF NEVADA)
) ss.
COUNTY OF WASHOE)

On the 20th day of February, 1996, personally appeared before me, a notary public, William J. Raggio, personally known (or proved) to me to be the Secretary of Sahara Gaming Corporation and whose name is subscribed to the above instrument who acknowledged that he executed the above instrument.

Jo Rayner
Notary Public

JO RAYNER
Notary Public - State of Nevada
Appointment Recorded in Clark County
My Appointment Expires July 2, 1999

File No. C7679-1993

FILED # C26793

MAY 11 2001

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
SANTA FE GAMING CORPORATION

Paul W. Lowden and Thomas K. Land certify that:

A. They are the President and Secretary, respectively, of Santa Fe Gaming Corporation, a Nevada corporation (the "Corporation").

B. A Resolution proposing and declaring advisable the following amendment to the Corporation's Articles of Incorporation was duly adopted by the Corporation's Board of Directors.

1. Article I of the Corporation's Articles of Incorporation be amended to read in its entirety as follows:

"ARTICLE I: NAME

The name of the corporation is Archon Corporation."

C. The foregoing amendment to the Corporation's Articles of Incorporation was approved at the annual meeting of the stockholders of the Corporation on May 11, 2001. At the time of the meeting, only the Corporation's common stock was entitled to vote on the amendment and there were issued, outstanding and entitled to vote 6,206,856 shares of common stock. The vote by which the amendment was duly approved and adopted by the Corporation's stockholders was 6,044,557 shares (representing more than a majority of the voting power) voting in favor of the amendment, 12,403 shares voting against the amendment, and 7,366 shares abstaining or not voted.

IN WITNESS WHEREOF, we do hereby execute this Certificate of Amendment of Articles of Incorporation of Santa Fe Gaming Corporation on May 11, 2001.

Paul W. Lowden, President

Thomas K. Land, Secretary

H:\USERS\DGC\SantaFe\CertOfAmendment\DC2.doc [820275.1]

ACKNOWLEDGEMENT

STATE OF NEVADA)
) ss.
COUNTY OF CLARK)

On the 20th day of February, 1996, personally appeared before me, a notary public, Paul W. Lowden, personally known (or proved) to me to be the President of Sahara Gaming Corporation and whose name is subscribed to the above instrument who acknowledged that he executed the above instrument.

Jo Rayner
Notary Public

JO RAYNER
Notary Public - State of Nevada
Appointment Recorded in Clark County
My Appointment Expires July 2, 1999

STATE OF NEVADA)
) ss.
COUNTY OF WASHOE)

On the 20th day of February, 1996, personally appeared before me, a notary public, William J. Raggio, personally known (or proved) to me to be the Secretary of Sahara Gaming Corporation and whose name is subscribed to the above instrument who acknowledged that he executed the above instrument.

Jo Rayner
Notary Public

JO RAYNER
Notary Public - State of Nevada
Appointment Recorded in Clark County
My Appointment Expires July 2, 1999

Exhibit C

December 20, 2002 Letter from Archon Corporation to Proponent

December 20, 2002

Nate J. Rogers, O.D.
San Jacinto Building
Beaumont, Texas 77701

Re: *Letter Regarding Shareholder Proposal*

Dear Mr. Rogers:

On December 11, 2002, we received your letter which included your stockholder proposal. You indicated in your letter that you own shares of Archon Corporation's ("Archon") stock. Rule 14a-8(b) of the Securities Exchange Act of 1934 provides that in order to be eligible to submit a stockholder proposal, the stockholder must hold at least $2,000 in market value, or 1%, of the company's securities *entitled to vote on the proposal* for at least one year by the date the stockholder submits the proposal. Your stockholder proposal proposes that Archon's stockholders resolve to urge the Board of Directors to hold a special election to fill the vacant special director position on the Board of Directors representing the preferred stock. Pursuant to the certificate of designations of Archon's preferred stock, only the holders of Archon's preferred stock are entitled to vote for the special director representing the preferred stock.

You have not indicated if you hold shares of Archon's preferred stock and are thus eligible to submit your stockholder proposal. In order for you to be eligible to submit the stockholder proposal, you must provide proof to us that you have continuously owned at least $2,000 in market value, or 1%, of Archon's *preferred stock* for at least one year by the date you submitted the proposal. Sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares of preferred stock verifying that, at the time you submitted you proposal, you continuously held the shares of preferred stock for at least one year, and your own statement that you intend to continue to hold the shares of preferred stock through the date of our 2003 annual meeting; or

- if your have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares of preferred stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, your written statement that you continuously held the required number of shares of preferred stock for the one-year period, and your written statement that you intend to continue ownership of the shares of preferred stock through the date of our 2003 annual meeting.

Your response to this letter must be postmarked no later than 14 days from the date you receive this letter.

Sincerely,

Charles W. Sandefur

Charles W. Sandefur, CPA
Secretary
Archon Corporation

CC: Paul W. Lowden, President
CC: Karen Bertero, Esquire

Exhibit D

Statement of Charles Sandefur

STATEMENT OF CHARLES W. SANDEFUR

I am the Chief Financial Officer of Archon Corporation. On December 11, 2002, I received via facsimile, on behalf of Archon Corporation, the letter from Nate J. Rogers, O.D. regarding a shareholder proposal, attached hereto as Exhibit I. The December 11 letter did not provide a facsimile number, but the notation on the top of the letter indicated that the it had been sent from 409-838-1542. On December 20, 2002 at approximately 1:30 p.m., I personally faxed the letter dated December 20, 2002 from Archon Corporation to Nate J. Rogers, O.D., attached hereto as Exhibit II, to Mr. Rogers at 409-838-1542. After sending the December 20 letter, the facsimile machine I was using produced a print out which indicated that the facsimile had been successfully sent to 409-838-1542. I inadvertently neglected to retain a copy of the print out indicating the successful transmission of the facsimile.

January 16, 2003

Charles W. Sandefur
Chief Financial Officer, Archon
Corporation

NATE J. ROGERS, O.D.
SAN JACINTO BUILDING
BEAUMONT, TEXAS 77701

TELEPHONE
409-838-6681

MAILING ADDRESS
P. O. BOX 1310
BEAUMONT, TEXAS 77704

Paul W. Lowden, President
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas, NV 89109

Dear Archon:

I submit the attached shareholder proposal and statement in support which I intend to introduce at the 2003 annual meeting and request that such be included in the proxy material; solicited by management pursuant to Rule 14(b) Securities Act. I will continue to hold my investment until said annual meeting and have held shares worth more then $2,000 for over one year. (support available upon request).

As my prior letter dated November 20, 2002 indicates, I would like to be appointed to fill the vacant special director position on the Board. If an alternative individual is appointed to prior to the next annual meeting, please accept this letter as my nomination to stand for election to the special director position held by Mr. Howard E. Foster which term is up for election at the next annual meeting.

Sincerely,

N. J. Rogers, O.D.

N. J. Rogers, O.D.

Cc: William J. Raggio
Suzanne Lowden
John W. Delaney
Howard E. Foster

Karen Bertero, Esquire
Gibson Dunn & Crutcher
333 S. Grand Avenue – 47th floor
Los Angeles, CA 90071-3197

Securities and Exchange Commission
C/o SHAREHOLDER PROPOSAL
450 5th St. NW
Washington, DC 20549

Nevada Gaming Control Board
Investigations – Public Companies
555 E. Washington Avenue, Suite 200
Las Vegas, NV 89101

Proponents Proposal

RESOLVED: That the stockholders of Archon Corporation ("Company") urge the Board of Directors take the necessary steps, in compliance with state law, to provide for a special election in conjunction with the upcoming annual meeting to fill the vacate special director position on the Board of Directors representing the Preferred Stock.

Proponent's Supporting Statement

The Preferred stock is currently entitled to representation on the Board by two special directors as a result of the Company's failure to pay dividends for a period of six successive semi-annual dividend periods. As of June 30, 2002, the Preferred stock has a liquidation preference of $3.42 per share and as of December 10, 2002 is listed at $1.40 on the OTCBB. The Preferred Stock currently accrues a dividend per semi-annual period at a rate of 15.0% per share. As of June 30, 2002, the Company reported cash and cash equilevants and investments in short term securities aggregating $22.5 million in its quarterly report on Form 10-q.

As presently configured, the Board consists of five positions representing the class of common stock and two positions representing the class of preferred stock. To our knowledge, one vacancy exists in both the common and preferred positions. The remaining four members representing the common stock consist of Mr. Paul W. Lowden, majority holder of the common shares, Suzanne Lowden, wife of Paul W. Lowden, John W. Delaney, an individual employed in a separate entity owned by Mr. Lowden, and William J. Raggio, a long time paid legal advisor to Mr. Lowden and the Company. The one position on the board representing the preferred shares is held by Howard E. Foster,

The Company's Board is divided into three classes of directors serving staggered three-year terms. The current terms with respect to the special directors representing the Preferred stock are as follows: Mr. Foster's term expires at the 2003 annual meeting. The vacant position on the board will expire at the 2004 meeting.

The vacant position representing the Preferred stock has remained unfilled since May 2001. The Board of Directors is empowered to appoint an individual to fill the vacancy, but to date has not done so. The Board of Directors is dominated by a majority of positions elected by the common shareholders, not the preferred shareholders. We believe it is in the best interest of all shareholders to have the vacant special director position on the Board filled by an election held in conjunction with the next annual meeting which would allow for a vote by members of the preferred class of stock. In addition, in advance of the solicitation of proxy statements, The Company should solicit nominations for nominations to the vacant position and for the position currently held by Mr. Foster.

EXHIBIT II

December 20, 2002

Nate J. Rogers, O.D.
San Jacinto Building
Beaumont, Texas 77701

Re: *Letter Regarding Shareholder Proposal*

Dear Mr. Rogers:

On December 11, 2002, we received your letter which included your stockholder proposal. You indicated in your letter that you own shares of Archon Corporation's ("Archon") stock. Rule 14a-8(b) of the Securities Exchange Act of 1934 provides that in order to be eligible to submit a stockholder proposal, the stockholder must hold at least $2,000 in market value, or 1%, of the company's securities *entitled to vote on the proposal* for at least one year by the date the stockholder submits the proposal. Your stockholder proposal proposes that Archon's stockholders resolve to urge the Board of Directors to hold a special election to fill the vacant special director position on the Board of Directors representing the preferred stock. Pursuant to the certificate of designations of Archon's preferred stock, only the holders of Archon's preferred stock are entitled to vote for the special director representing the preferred stock.

You have not indicated if you hold shares of Archon's preferred stock and are thus eligible to submit your stockholder proposal. In order for you to be eligible to submit the stockholder proposal, you must provide proof to us that you have continuously owned at least $2,000 in market value, or 1%, of Archon's *preferred stock* for at least one year by the date you submitted the proposal. Sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares of preferred stock verifying that, at the time you submitted you proposal, you continuously held the shares of preferred stock for at least one year, and your own statement that you intend to continue to hold the shares of preferred stock through the date of our 2003 annual meeting; or

- if your have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares of preferred stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, your written statement that you continuously held the required number of shares of preferred stock for the one-year period, and your written statement that you intend to continue ownership of the shares of preferred stock through the date of our 2003 annual meeting.

Your response to this letter must be postmarked no later than 14 days from the date you receive this letter.

Sincerely,

Charles W. Sandefur

Charles W. Sandefur, CPA
Secretary
Archon Corporation

CC: Paul W. Lowden, President
CC: Karen Bertero, Esquire

Exhibit E

Letter from Proponent to Archon Corporation Dated January 3, 2003

NATE J. ROGERS, O.D.
SAN JACINTO BUILDING
BEAUMONT, TEXAS 77701

TELEPHONE
409-838-6681

MAILING ADDRESS
P. O. BOX 1310
BEAUMONT, TEXAS 77704

January 3, 2003

Mr. Charles W. Sandefur, Secretary
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas NV 89109

Via Fax: 702-732-9465

Re: Preferred special director nomination
Shareholder proposal – 2003 annual meeting

Dear Mr. Sandefur:

I am in receipt of your letter dated December 20, 2002. Attached you will find a statement from the record holder of my shares indicating the amount of shares and the period in which I have owned such shares. Also, attached is my letter to you that you acknowledged receiving on December 11, 2002. In this letter, I represented to you that I will continue to hold these shares until the date of your 2003 annual meeting. Regardless, I reaffirm this statement to you now.

I am awaiting a return telephone call from you with regard to my request to be considered as the nominee to fill the vacant special director position on the Board. As well as my nomination for election to the special director position which term is up for election at the next annual meeting.

Sincerely,
Nate J. Rogers
Nate J. Rogers
Nater Ltd. Partnership; Gen. Partner

Cc: Securities and Exchange Commission
C/o Corporation Finance
450 5th St. NW
Washington, DC 20549

Mr. Chris Fourgis 775-684-1219 – Via Fax
Nevada Gaming Control Board
C/o Corporation Finance
555 E. Washington Avenue, Suite 200
Las Vegas, NV 89101

William J. Raggio
Suzanne Lowden
John W. Delaney
Howard E. Foster
Karen Bertero, Esquire 213-229-6360 – Via Fax

ORGAIN, BELL & TUCKER, L.L.P.
ATTORNEYS AT LAW
470 ORLEANS STREET
P. O. BOX 1751
BEAUMONT, TEXAS 77704-1751
TELEPHONE (409) 838-6412
FAX (409) 838-6959
www.obt.com

OTHER OFFICES
HOUSTON
AUSTIN
SILSBEE

February 3, 2003

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 W. Fifth Street, N.W.
Washington, D.C. 20549

RE: Archon Corporation
Shareholder Proposal of Nate J. Rogers, O.D.
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

Our firm serves as legal counsel to Nate J. Rogers, O.D. We are sending you this letter in response to the letter dated January 21, 2003 that was sent to you by Gibson, Dunn & Crutcher LLP ("Gibson"), legal counsel to Archon Corporation ("Archon"). A copy of the Gibson January 21, 2003 letter is attached hereto as Exhibit "A".

We dispute the arguments for exclusion set forth in the Gibson letter and we believe that Archon is required or should be required to include Dr. Roger's shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") in Archon's proxy statement and form of proxy for Archon's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials").

Dr. Rogers first submitted the Proposal to Archon on December 11, 2002. A copy of the Proposal is attached hereto as Exhibit "B". In response, Archon sent a letter dated December 20, 2002 (a copy of which is attached hereto as Exhibit "C"), to Dr. Rogers acknowledging that it had received his Proposal and advising him that he must send to Archon proof that he has continuously owned at least $2,000 in market value or 1% of Archon's preferred stock for at least one year by the date he submitted the Proposal. Archon's letter advises Dr. Rogers that such proof must be sent no later than 14 days from the date he received Archon's letter.

In response to Archon's December 20, 2002 letter, Dr. Rogers then obtained from his broker, CIBC Oppenheimer, a written statement confirming that Dr. Rogers is the owner of 239,248 shares of Archon, both in his name personally and in the name of Nater Limited Partnership for which he serves as the general partner. Upon receiving this statement, Dr. Rogers then prepared a letter dated January 3, 2003, addressed to Charles W. Sandefur, Secretary of Archon, pursuant to which Dr. Rogers sent to Archon proof of the ownership of his shares. This letter was faxed by Dr. Rogers from his office in Beaumont, Texas, on January 2, 2003, and sent to Archon at its main fax number 702-732-9465. Attached hereto as Exhibit "D" is a copy of this submission by Dr. Rogers, which consisted of 8 pages (including the fax cover sheet), and the last page of Exhibit D includes the fax machine transmission verification report confirming that the fax was sent and received by Fax Number 7027329465.

Rule 14a-8(f) authorizes a shareholder to submit the proof of eligibility by electronic transmission. Thus, when Dr. Rogers sent the fax on January 2, 2003, he satisfied the requirements of Rule 14a-8.

Despite sending the fax on January 2, 2003, Archon never acknowledged receipt of the fax and it never called Dr. Rogers to advise him that Archon still needed any further proof of ownership of the shares. Dr. Rogers' letter to Mr. Sandefur states that Mr. Sandefur may call him regarding his request, but neither Mr. Sandefur nor any other representative of Archon ever made any attempt to call Dr. Rogers. Since Dr. Rogers heard nothing further from Archon, in good faith he could only assume that Archon received his January 2, 2003 fax and that Archon would include the Proposal in the Proxy Materials.

In the Gibson January 21 letter, Gibson states that Archon received Dr. Rogers' letter of January 3, 2003 by fax and by mail, but they claim that the attachments to the letter were not included. They further claim that the January 3, 2003 letter was faxed by Dr. Rogers to Archon on January 3, 2003, which is the date of the letter. This is not accurate. Although the letter was dated January 3, 2003, it was actually faxed by Dr. Rogers on the afternoon of January 2, 2003, at 3:45 p.m., Central Standard Time, as indicated on the fax confirmation sheet. The letter was subsequently mailed the next day. Thus, even if the original of such letter that was mailed to Archon inadvertently failed to include the attachments, the attachments were clearly included in the fax, as indicated on the fax confirmation page that 8 pages were included with the fax transmission sent by Dr. Rogers on January 2, 2003.

Therefore, it is Dr. Rogers' position that he complied with the requirements of Rule 14a-8 and thus the Proposal must be included by Archon in the proxy materials. Rule 14a-8(g) provides that the burden of proof is on Archon to demonstrate that it is entitled to exclude the Proposal. In light of the evidence submitted with this letter, Archon has simply not met this burden.

It is Dr. Rogers' firm opinion that Paul Lowden, President of Archon, does not want Dr. Rogers on the Board of Directors because of the present circumstances existing at Archon and the fact that it has sold most of its assets and now has on hand a large amount of cash. Dr. Rogers placed several phone calls to Paul Lowden and Charles Sandefur in December, 2002 and January, 2003, none of which were ever returned. They have avoided talking with him, which is suspect in and of itself. Dr. Rogers is well qualified to serve on Archon's Board and is knowledgeable about casino operations in Nevada. He was one of the original investors in Ceasars Palace and he served on the Board of Directors of Ceasars Palace for several years until it was sold in 1969. Dr. Rogers has been licensed twice by the Nevada Gaming Commission. It is Dr. Rogers' frank opinion that Mr. Paul Lowden does not want him as a director at Archon for fear that Dr. Rogers might find that Mr. Lowden is not using the assets of Archon in the best interests of its common and preferred shareholders.

If you have any questions about this matter or need any additional information, please contact our office and we will be happy to furnish the additional information to you. Should you disagree with the conclusions in this letter, we respectfully request the opportunity to confer with you prior to the determination of the SEC's final position.

We are sending you this letter and 6 copies hereof in accordance with the requirements of Rule 14a-8(j). We are also sending copies of this letter to Archon and Gibson.

We look forward to your reply.

Yours truly,

ORGAIN, BELL & TUCKER, L.L.P.

John Creighton III

John Creighton III

Lance Fox

Lance C. Fox

Charles Sandefur – *VIA FEDERAL EXPRESS*
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas, NV 89109

Karen E. Bertero – *VIA FEDERAL EXPRESS*
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071-3197

Nate J. Rogers, O.D.
P.O. Box 1310
Beaumont, TX 77704

Exhibit "A"

Gibson, Dunn & Crutcher LLP letter of January 21, 2003

See attached.

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

333 South Grand Avenue Los Angeles, California 90071-3197
(213) 229-7000
www.gibsondunn.com

kbertero@gibsondunn.com

January 21, 2003

Direct Dial
(213) 229-7360
Fax No.
(213) 229-6360

Client No.
C 80267-00046

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 W. Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Nate J. Rogers, O.D.*
Securities Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Archon Corporation ("Archon" or the "Company"), to omit from its proxy statement and form of proxy for Archon's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") the shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") received from Nate J. Rogers, O.D. (the "Proponent"). The Proposal provides as follows:

> RESOLVED: [t]hat the stockholders of Archon Corporation ("Company") urge the Board of Directors [to] take the necessary steps, in compliance with state law, to provide for a special election in conjunction with the upcoming annual meeting to fill the vacate [sic] special director position on the Board of Directors representing the Preferred Stock.

A copy of the letter from the Proponent containing the Proposal and Supporting Statement is attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of Archon's intention to exclude the Proposal and Supporting Statement from its 2003 Proxy Materials on the basis set forth below, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable on the basis set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of Archon's intention to omit the Proposal and the Supporting Statement from the 2003 Proxy Materials. Archon intends to begin distribution of its definitive 2003 Proxy Materials on or after April 11, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Archon files its definitive materials and form of proxy with the Securities and Exchange Commission.

BASIS FOR EXCLUSION

Archon believes that the Proposal and the Supporting Statement may properly be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(b)(1) because the Proponent did not provide the requisite proof of continuous ownership of securities entitled to vote on the Proposal in response to Archon's request for the required relevant information. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal." The Proposal asks Archon's board of directors to hold a special election to fill the vacancy in the special director position representing the preferred stockholders. Since Section 5(c) of the Certificate of Designation of the Exchangeable Redeemable Preferred Stock of the Company, attached hereto as Exhibit B, provides that only holders of Archon's preferred stock may vote for the special director position, only holders of the preferred stock may vote on the Proposal to hold an election to fill such position. Therefore, in order to satisfy the requirements of Rule 14a-8(b)(1), the Proponent needed to demonstrate that he held Archon's preferred stock worth at least $2,000 in market value, or 1% of such preferred stock, for at least one year by the date the Proponent submitted the Proposal.

The Proponent's December 11, 2002 letter accompanying the Proposal did not include evidence demonstrating satisfaction of Rule 14a-8(b). *See* Exhibit A. Accordingly, after confirming that the Proponent was not a registered holder of the Company's preferred stock, in a letter delivered on December 20, 2002, which was sent within 14 days of Archon's receipt of the Proposal and Supporting Statement, Archon informed Proponent of the requirements of Rule 14a-8(b), stated the type of documents that constitute sufficient proof of eligibility, and indicated that the Proponent's response had to be postmarked within 14 days of receiving Archon's letter. *See* Exhibit C. Archon's December 20 letter was sent to the Proponent via facsimile and via regular mail. Archon does not have a copy of the confirmation that the Proponent received the facsimile. However, in the statement attached hereto as Exhibit D, Charles Sandefur, Archon's Chief Financial Officer, confirms that he personally faxed the December 20 letter to the Proponent on December 20, 2002 and that he received a confirmation that the facsimile was successfully sent on that date. In addition, the Proponent responded to the December 20 letter with a letter dated January 3, 2003 in which he acknowledged receipt of the December 20 letter. *See* Exhibit E.

Archon received the January 3 letter from the Proponent via facsimile on January 3, 2003, within the 14 day time period for a response. In the January 3 letter, the Proponent stated that he was attaching a statement from his record holder indicating the number of shares owned by the Proponent and the length of time he held those shares. *See* Exhibit E. However, the letter did not contain such an attachment. Several days later, after the 14 day deadline, Archon received the original January 3 letter, and it also did not contain any statement of a record holder as to the shares held by the Proposal. Therefore, as of the date of this letter, the Proponent has not provided the support of eligibility required by Rule 14a-8(b).

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if a proponent fails to provide evidence that the proponent has satisfied the beneficial ownership requirements of Rule 14a-8(b), but only if the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. Archon satisfied its obligation under Rule 14a-8 through its December 20 letter to the Proponent, which explicitly stated:

- the ownership requirements of Rule 14a-8(b)(1);
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2)(i) and (ii); and
- that the Proponent's response had to be postmarked within 14 days after receiving Archon's letter.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of a stockholder proposal based on a proponent's failure to provide evidence of its eligibility under Rules 14a-8(b) and (f)(1). *See, e.g., Hewlett Packard Co.* (avail. Dec. 27, 2002) (stating that "[w]e note that the proponent appears not to have responded to Hewlett-Packard's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Hewlett-Packard omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f)."); *Equidyne Corp.* (avail. Nov. 19, 2002) (noting "[the company's] representation that the proponent failed to supply, within 14 days of receipt of Equidyne's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date he submitted the proposal as required by Rule 14a-8(b)" and recommending no enforcement action if the proposal is omitted from the proxy materials). *See also Motorola, Inc.* (avail. September 28, 2001); *Target Corporation* (avail. March 12, 2001); *Saks Inc.* (avail. February 9, 2001); *Johnson & Johnson* (avail. January 11, 2001).

Furthermore, although the Staff has in some instances extended a proponent's correction period beyond 14 days, the Staff has done so only upon finding deficiencies in the company's communication. *See, e.g., Sysco Corporation* (avail. August 10, 2001); *General Motors Corp.* (avail. April 3, 2001) (extending the correction period because the company's notice did not adequately describe the documentation required under Rule 14a-8(b)). We do not believe that an extension of the response period is warranted in the present case because Archon's December 20 letter notifying the Proponent of the need to present satisfactory evidence supporting the Proponent's beneficial ownership of Archon's preferred stock fully complied with the requirements of Rule 14a-8(f)(1): Archon furnished the Proponent with all relevant information (including the requirements for eligibility, the required documentation and the deadline for response) in the notice of deficiency and provided the notice in a timely fashion. While Archon did receive a letter in return from the Proponent, the Proponent failed to provide Archon with any evidence of the requisite beneficial ownership. Accordingly, we believe that the Company may exclude the Proposals under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff take no action if Archon excludes the Proposal and the Supporting Statement of Nate J. Rogers, O.D. from its 2003 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (213) 229-7360 or Karen Howard of this office at 213-229-7858, if we can be of any further assistance in this matter.

Sincerely,

Karen E. Bertero

Karen E. Bertero

KEB/kmh
Attachment(s)

cc: Charles Sandefur, Archon Corporation
Nate J. Rogers, O.D.
Nevada Gaming Control Board

10666885_4.DOC

Exhibit "B"

Dr. Roger's Proposal to Archon sent December 11, 2002

See attached.

NATE J. ROGERS, O.D.
SAN JACINTO BUILDING
BEAUMONT, TEXAS 77701

TELEPHONE
409-838-8581

MAILING ADDRESS
P. O. BOX 1310
BEAUMONT, TEXAS 77704

Paul W. Lowden, President
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas, NV 89109

Dear Archon:

I submit the attached shareholder proposal and statement in support which I intend to introduce at the 2003 annual meeting and request that such be included in the proxy material; solicited by management pursuant to Rule 14(b) Securities Act. I will continue to hold my investment until said annual meeting and have held shares worth more then $2,000 for over one year. (support available upon request).

As my prior letter dated November 20, 2002 indicates, I would like to be appointed to fill the vacant special director position on the Board. If an alternative individual is appointed to prior to the next annual meeting, please accept this letter as my nomination to stand for election to the special director position held by Mr. Howard E. Foster which term is up for election at the next annual meeting.

Sincerely,

N. J. Rogers, O.D.

N. J. Rogers, O.D.

Cc: William J. Raggio
Suzanne Lowden
John W. Delaney
Howard E. Foster

Karen Bertero, Esquire
Gibson Dunn & Crutcher
333 S. Grand Avenue – 47th floor
Los Angeles, CA 90071-3197

Securities and Exchange Commission
C/o SHAREHOLDER PROPOSAL
450 5th St. NW
Washington, DC 20549

Nevada Gaming Control Board
Investigations – Public Companies
555 E. Washington Avenue, Suite 200
Las Vegas, NV 89101

Proponents Proposal

RESOLVED: That the stockholders of Archon Corporation ("Company") urge the Board of Directors take the necessary steps, in compliance with state law, to provide for a special election in conjunction with the upcoming annual meeting to fill the vacate special director position on the Board of Directors representing the Preferred Stock.

Proponent's Supporting Statement

The Preferred stock is currently entitled to representation on the Board by two special directors as a result of the Company's failure to pay dividends for a period of six successive semi-annual dividend periods. As of June 30, 2002, the Preferred stock has a liquidation preference of $3.42 per share and as of December 10, 2002 is listed at $1.40 on the OTCBB. The Preferred Stock currently accrues a dividend per semi-annual period at a rate of 15.0¢ per share. As of June 30, 2002, the Company reported cash and cash equilevants and investments in short term securities aggregating $22.5 million in its quarterly report on Form 10-q.

As presently configured, the Board consists of five positions representing the class of common stock and two positions representing the class of preferred stock. To our knowledge, one vacancy exists in both the common and preferred positions. The remaining four members representing the common stock consist of Mr. Paul W. Lowden, majority holder of the common shares, Suzanne Lowden, wife of Paul W. Lowden, John W. DeLaney, an individual employed in a separate entity owned by Mr. Lowden, and William J. Raggio, a long time paid legal advisor to Mr. Lowden and the Company. The one position on the board representing the preferred shares is held by Howard E. Foster,

The Company's Board is divided into three classes of directors serving staggered three-year terms. The current terms with respect to the special directors representing the Preferred stock are as follows: Mr. Foster's term expires at the 2003 annual meeting. The vacant position on the board will expire at the 2004 meeting.

The vacant position representing the Preferred stock has remained unfilled since May 2001. The Board of Directors is empowered to appoint an individual to fill the vacancy, but to date has not done so. The Board of Directors is dominated by a majority of positions elected by the common shareholders, not the preferred shareholders. We believe it is in the best interest of all shareholders to have the vacant special director position on the Board filled by an election held in conjunction with the next annual meeting which would allow for a vote by members of the preferred class of stock. In addition, in advance of the solicitation of proxy statements, The Company should solicit nominations for nominations to the vacant position and for the position currently held by Mr. Foster.

Exhibit "C"

Response Letter from Archon dated December 20, 2002

See attached.

ARCHON CORPORATION

December 20, 2002

Nate J. Rogers, O.D.
San Jacinto Building
Beaumont, Texas 77701

Re: *Letter Regarding Shareholder Proposal*

Dear Mr. Rogers:

On December 11, 2002, we received your letter which included your stockholder proposal. You indicated in your letter that you own shares of Archon Corporation's ("Archon") stock. Rule 14a-8(b) of the Securities Exchange Act of 1934 provides that in order to be eligible to submit a stockholder proposal, the stockholder must hold at least $2,000 in market value, or 1%, of the company's securities *entitled to vote on the proposal* for at least one year by the date the stockholder submits the proposal. Your stockholder proposal proposes that Archon's stockholders resolve to urge the Board of Directors to hold a special election to fill the vacant special director position on the Board of Directors representing the preferred stock. Pursuant to the certificate of designations of Archon's preferred stock, only the holders of Archon's preferred stock are entitled to vote for the special director representing the preferred stock.

You have not indicated if you hold shares of Archon's preferred stock and are thus eligible to submit your stockholder proposal. In order for you to be eligible to submit the stockholder proposal, you must provide proof to us that you have continuously owned at least $2,000 in market value, or 1%, of Archon's *preferred stock* for at least one year by the date you submitted the proposal. Sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares of preferred stock verifying that, at the time you submitted you proposal, you continuously held the shares of preferred stock for at least one year, and your own statement that you intend to continue to hold the shares of preferred stock through the date of our 2003 annual meeting; or

- if your have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares of preferred stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, your written statement that you continuously held the required number of shares of preferred stock for the one-year period, and your written statement that you intend to continue ownership of the shares of preferred stock through the date of our 2003 annual meeting.

Your response to this letter must be postmarked no later than 14 days from the date you receive this letter.

Sincerely,

Charles W. Sandefur, CPA
Secretary
Archon Corporation

CC: Paul W. Lowden, President
CC: Karen Bertero, Esquire

3993 Howard Hughes Parkway, Suite 630 Las Vegas, Nevada 89109 (702) 732-9120 Fax (702) 732-9465

Exhibit "D"

Dr. Roger's Fax Transmission to Archon on January 2, 2003

See attached.

Rogers Bros. Investments

15TH FLOOR SAN JACINTO BUILDING - P.O. BOX 1310 - BEAUMONT, TEXAS 77704
TELEPHONE: AC 409 - 838-6681
FAX: AC 409 - 838-1542

FAX TRANSMITTAL COVER SHEET

DELIVER TO: CHARLES W. SANDEFUR, SECRETARY

AT: ARCHON CORPORATION

FAX NUMBER: (702) 732-9465 DATE: JANUARY 2, 2003

FROM: NATE ROGERS

SUBJECT: REQUEST TO BE CONSIDERED AS NOMINEE TO FILL SPECIAL DIRECTOR POSITION ON ARCHON CORPORATION

NUMBER OF PAGES (INCLUDING COVER SHEET): EIGHT (8)

MESSAGE: PLEASE PLACE MY NAME AS NOMINEE FOR SPECIAL DIRECTOR POSITION OF ARCHON CORPORATION

IF YOU DO NOT RECEIVE ALL PAGES OR IF YOU ARE EXPERIENCING PROBLEMS, PLEASE CALL: (409) 838-6681.
ATTENTION: ______

NATE J. ROGERS, O.D.
SAN JACINTO BUILDING
BEAUMONT, TEXAS 77701

TELEPHONE
409-838-6681

MAILING ADDRESS
P. O. BOX 1310
BEAUMONT, TEXAS 77704

January 3, 2003

Mr. Charles W. Sandefur, Secretary
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas NV 89109

Via Fax: 702-732-9465

Re: Preferred special director nomination
Shareholder proposal – 2003 annual meeting

Dear Mr. Sandefur:

I am in receipt of your letter dated December 20, 2002. Attached you will find a statement from the record holder of my shares indicating the amount of shares and the period in which I have owned such shares. Also, attached is my letter to you that you acknowledged receiving on December 11, 2002. In this letter, I represented to you that I will continue to hold these shares until the date of your 2003 annual meeting. Regardless, I reaffirm this statement to you now.

I am awaiting a return telephone call from you with regard to my request to be considered as the nominee to fill the vacant special director position on the Board. As well as my nomination for election to the special director position which term is up for election at the next annual meeting.

Sincerely,

Nate J. Rogers

Nate J. Rogers
Nater Ltd. Partnership; Gen. Partner

Cc: Securities and Exchange Commission
C/o Corporation Finance
450 5th St. NW
Washington, DC 20549

Mr. Chris Fourgis 775-684-1219 – Via Fax
Nevada Gaming Control Board
C/o Corporation Finance
555 E. Washington Avenue, Suite 200
Las Vegas, NV 89101

William J. Raggio
Suzanne Lowden
John W. Delaney
Howard E. Foster
Karen Bertero, Esquire 213-229-6360 – Via Fax

Darrell Rosenthal
Executive Director-Investments
Private Client Division

CIBC Oppenheimer
A Division of CIBC World Markets Corp.

CIBC World Markets Corp.
1600 Smith Street
Suite 3100
Houston, TX 77002
Tel: 713-650-2168
Fax: 713-650-2163
Toll Free: 800-346-8287
darrell.rosenthal@us.cibc.com

December 31, 2002

To whom it may concern:

This letter shall confirm that Nate J. Rogers through his accounts at CIBC Oppenheimer, owns 239,248 shares of Archon Corp Preferred (ARHNPU) in the name of Nate J. Rogers and through Nater Limited Partnership, of which he is the general partner.

He has owned and continues to own the majority, or approximately 200,000, of these shares for over 4 years.

22,000	087-42593	Nate J. Rogers
217,248	087-47902	Nater Limited Partnership

If you should have any questions or need further information, please do not hesitate to call me at 1-800-346-8287.

Sincerely,

Darrell Rosenthal
Executive Director – Investments
Private Client Division

ARCHON CORPORATION

December 20, 2002

Nate J. Rogers, O.D.
San Jacinto Building
Beaumont, Texas 77701

Re: *Letter Regarding Shareholder Proposal*

Dear Mr. Rogers:

On December 11, 2002, we received your letter which included your stockholder proposal. You indicated in your letter that you own shares of Archon Corporation's ("Archon") stock. Rule 14a-8(b) of the Securities Exchange Act of 1934 provides that in order to be eligible to submit a stockholder proposal, the stockholder must hold at least $2,000 in market value, or 1%, of the company's securities *entitled to vote on the proposal* for at least one year by the date the stockholder submits the proposal. Your stockholder proposal proposes that Archon's stockholders resolve to urge the Board of Directors to hold a special election to fill the vacant special director position on the Board of Directors representing the preferred stock. Pursuant to the certificate of designations of Archon's preferred stock, only the holders of Archon's preferred stock are entitled to vote for the special director representing the preferred stock.

You have not indicated if you hold shares of Archon's preferred stock and are thus eligible to submit your stockholder proposal. In order for you to be eligible to submit the stockholder proposal, you must provide proof to us that you have continuously owned at least $2,000 in market value, or 1%, of Archon's *preferred stock* for at least one year by the date you submitted the proposal. Sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares of preferred stock verifying that, at the time you submitted you proposal, you continuously held the shares of preferred stock for at least one year, and your own statement that you intend to continue to hold the shares of preferred stock through the date of our 2003 annual meeting; or

- if your have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares of preferred stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, your written statement that you continuously held the required number of shares of preferred stock for the one-year period, and your written statement that you intend to continue ownership of the shares of preferred stock through the date of our 2003 annual meeting.

Your response to this letter must be postmarked no later than 14 days from the date you receive this letter.

Sincerely,

Charles W. Sandefur

Charles W. Sandefur, CPA
Secretary
Archon Corporation

CC: Paul W. Lowden, President
CC: Karen Bertero, Esquire

NATE J. ROGERS, O.D.
SAN JACINTO BUILDING
BEAUMONT, TEXAS 77701

TELEPHONE
409-838-6681

MAILING ADDRESS
P. O. BOX 1310
BEAUMONT, TEXAS 77704

Paul W. Lowden, President
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas, NV 89109

Dear Archon:

I submit the attached shareholder proposal and statement in support which I intend to introduce at the 2003 annual meeting and request that such be included in the proxy material; solicited by management pursuant to Rule 14(b) Securities Act. I will continue to hold my investment until said annual meeting and have held shares worth more then $2,000 for over one year. (support available upon request).

As my prior letter dated November 20, 2002 indicates, I would like to be appointed to fill the vacant special director position on the Board. If an alternative individual is appointed to prior to the next annual meeting, please accept this letter as my nomination to stand for election to the special director position held by Mr. Howard E. Foster which term is up for election at the next annual meeting.

Sincerely,

N. J. Rogers, O.D.

N. J. Rogers, O.D.

Cc: William J. Raggio
Suzanne Lowden
John W. Delaney
Howard E. Foster

Karen Bertero, Esquire
Gibson Dunn & Crutcher
333 S. Grand Avenue – 47th floor
Los Angeles, CA 90071-3197

Securities and Exchange Commission
C/o SHAREHOLDER PROPOSAL
450 5th St. NW
Washington, DC 20549

Nevada Gaming Control Board
Investigations – Public Companies
555 E. Washington Avenue, Suite 200
Las Vegas, NV 89101

Proponents Proposal

RESOLVED: That the stockholders of Archon Corporation ("Company") urge the Board of Directors take the necessary steps, in compliance with state law, to provide for a special election in conjunction with the upcoming annual meeting to fill the vacate special director position on the Board of Directors representing the Preferred Stock.

Proponent's Supporting Statement

The Preferred stock is currently entitled to representation on the Board by two special directors as a result of the Company's failure to pay dividends for a period of six successive semi-annual dividend periods. As of June 30, 2002, the Preferred stock has a liquidation preference of $3.42 per share and as of December 10, 2002 is listed at $1.40 on the OTCBB. The Preferred Stock currently accrues a dividend per semi-annual period at a rate of 15.0% per share. As of June 30, 2002, the Company reported cash and cash equilevants and investments in short term securities aggregating $22.5 million in its quarterly report on Form 10-q.

As presently configured, the Board consists of five positions representing the class of common stock and two positions representing the class of preferred stock. To our knowledge, one vacancy exists in both the common and preferred positions. The remaining four members representing the common stock consist of Mr. Paul W. Lowden, majority holder of the common shares, Suzanne Lowden, wife of Paul W. Lowden, John W. Delaney, an individual employed in a separate entity owned by Mr. Lowden, and William J. Raggio, a long time paid legal advisor to Mr. Lowden and the Company. The one position on the board representing the preferred shares is held by Howard E. Foster,

The Company's Board is divided into three classes of directors serving staggered three-year terms. The current terms with respect to the special directors representing the Preferred stock are as follows: Mr. Foster's term expires at the 2003 annual meeting. The vacant position on the board will expire at the 2004 meeting.

The vacant position representing the Preferred stock has remained unfilled since May 2001. The Board of Directors is empowered to appoint an individual to fill the vacancy, but to date has not done so. The Board of Directors is dominated by a majority of positions elected by the common shareholders, not the preferred shareholders. We believe it is in the best interest of all shareholders to have the vacant special director position on the Board filled by an election held in conjunction with the next annual meeting which would allow for a vote by members of the preferred class of stock. In addition, in advance of the solicitation of proxy statements, The Company should solicit nominations for nominations to the vacant position and for the position currently held by Mr. Foster.

Rogers Bros. Investments

15TH FLOOR SAN JACINTO BUILDING · P.O. BOX 1310 · BEAUMONT, TEXAS 77704
TELEPHONE: AC 409 · 838-6681
FAX: AC 409 · 838-1542

FAX TRANSMITTAL COVER SHEET

DELIVER TO: PAUL LOWDEN, PRESIDENT

AT: ARCHON CORPORATION

FAX NUMBER: (702) 732-9465 DATE: NOVEMBER 20, 2002

FROM: NATE ROGERS

SUBJECT: APPOINTMENT - BOARD OF DIRECTORS

NUMBER OF PAGES (INCLUDING COVER SHEET): TWO (2)

MESSAGE: PLEASE CONSIDER MY REQUEST FOR APPOINTMENT TO BOARD OF DIRECTORS

IF YOU DO NOT RECEIVE ALL PAGES OR IF YOU ARE EXPERIENCING PROBLEMS, PLEASE CALL: (409) 838-6681.
ATTENTION: ____________

Rogers Bros. Investments

15TH FLOOR SAN JACINTO BUILDING - P.O. BOX 1310 - BEAUMONT, TEXAS 77704
TELEPHONE: AC 409 - 838-6681
FAX: AC 409 - 838-1542

November 20, 2002

Mr. Paul Lowden, President
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas NV 89109

FAX: (702) 732-9465

Hello Paul:

I hope you and your wife, Susan, are both well.

I received the Stockholder Notice of November 7, re: removal of Thom Land as a Director.

I'm writing regarding the replacement of a vacancy on the Board of Directors.

I am the holder of a fairly large number of Preferred Shares of the Company. I own 239,248 shares of Preferred, plus I control the votes of another 67,050 Preferred Shares, owned by my brother's family.

It is my opinion that a holder of a large block of Preferred Shares should be a member of the Board of Directors. I respectfully request I be chosen to fill a Board vacancy.

I hope you will give my request serious consideration. I will appreciate acknowledgement of receipt of my letter by return FAX.

Best wishes,

Nate Rogers

Nate J. Rogers

NJR/jt

Cc: Darrell Rosenthal
CIBC Oppenheimer
1600 Smith Street, Suite 3100
Cullen Center
Houston TX 77002-3626

TRANSMISSION VERIFICATION REPORT

TIME : 01/02/2003 15:47

DATE,TIME	01/02 15:45
FAX NO./NAME	17027329465
DURATION	00:02:08
PAGE(S)	08
RESULT	OK
MODE	STANDARD ECM

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

333 South Grand Avenue Los Angeles, California 90071-3197
(213) 229-7000
www.gibsondunn.com
kbertero@gibsondunn.com

February 20, 2003

Direct Dial
(213) 229-7360

Fax No.
(213) 229-6360

Client No.
C 80267-00046

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 W. Fifth Street, N.W.
Washington, D.C. 20549

Re: *Archon Corporation*
Stockholder proposal of Nate J. Rogers, O.D.
Securities Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of our client, Archon Corporation ("Archon" or the "Company"), this letter responds to the letter dated February 3, 2003 sent to you by Orgain, Bell & Tucker, L.L.P. ("Orgain") on behalf of Nate J. Rogers, O.D. (the "Proponent"). The February 3, 2003 letter was in response to our letter dated January 21, 2003 notifying the Division of Corporation Finance of Archon's intention to exclude the Proponent's stockholder proposal (the "Proposal") from the proxy statement and form of proxy for Archon's 2003 Annual Meeting (collectively, the "2003 Proxy Materials") and requesting that the staff of the Division of Corporation Finance (the "Staff") concur in Archon's view that the Proposal is excludable. Enclosed herewith are six (6) copies of this letter and its attachments. A copy of this letter and its attachments is also being mailed on this date to the Proponent and his counsel.

In the January 21, 2003 letter, we informed you that Archon intended to exclude the Proposal pursuant to Rule 14a-8(b)(1) because the Proponent had not provided the requisite proof of continuous ownership in the securities entitled to vote on the Proposal in response to Archon's request for the required relevant information. In his cover letter dated December 11,

2002 accompanying his Proposal, attached hereto as Exhibit A, the Proponent stated that he owned shares of Archon's stock, but he did not indicate what class of shares he held nor did he provide any proof of ownership. Prior to responding to the Proponent's December 11, 2002 letter, Archon reviewed the list of its preferred stockholders as of December 16, 2002 prepared by Archon's transfer agent. The Preferred Stockholder List did not include Mr. Rogers as a preferred stockholder of record. Therefore, Archon sent a letter dated December 20, 2002, attached hereto as Exhibit B, to Mr. Rogers requesting that he provide the requisite proof of ownership and describing the acceptable forms of proof.

Proponent faxed a letter dated January 3, 2002 to Archon in which he stated that he was attaching a statement from his record holder indicating the number of shares owned by the Proponent and the length of time he held those shares. At the time we sent the January 21, 2003 letter, Archon did not believe it had received the attachment. However, upon receipt of Orgain's February 3, 2003 letter, Archon reviewed its records and located the January 3, 2003 letter sent by the Proponent to Archon via facsimile on January 2, 3003, which included the attachment. A copy of facsimile received by Archon on January 2, 2003 is attached hereto as Exhibit C. Since Archon did receive the statement from the Proponent's broker that he owned the requisite number of shares of Archon's preferred stock for the required length of time, Archon is withdrawing its procedural reasons for excluding the Proposal.

However, even though Archon did receive proof of the Proponent's eligibility to submit the Proposal, Archon believes that it may exclude the Proposal because it has now substantially implemented the Proposal. The Proposal asks the Company's board of directors (the "Board") to take the necessary steps to have a special election in conjunction with the upcoming annual meeting to fill the vacant special director position on the Board. *See* Exhibit C. At the time it received the Proposal, the Company was speaking with a potential candidate, Jay Parthemore about the vacant special director position, but Mr. Parthemore had not yet agreed to fill such position if elected. Since our January 21, 2003 letter, Mr. Parthemore agreed to fill the vacant special director position. On February 19, 2003, in accordance with the Company's Bylaws, the Board elected Mr. Parthemore to fill the vacant special director position. Mr. Parthemore will hold office until the term of the special director position he has filled expires in 2004 and until a successor is duly elected and qualified or until his earlier death, resignation or removal, as provided in the Bylaws, or the earlier termination of his term in accordance with the terms of the Certificate of Designations related to the Company's preferred stock.

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal when a company has already "substantially implemented" the elements of the proposal. In a 1998 release, the Staff noted that this rule merely reflects the interpretation adopted in Exchange Act Release No. 20091 (Aug. 16, 1983) under former Rule 14a-8(c)(10) which allowed a company to exclude a stockholder proposal because it was rendered moot. *See* Exchange Act Release No. 40018.

Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g. *Talbots, Inc.* (avail. April 5, 2002) (allowing the exclusion of a proposal requesting that the company adopt a code of conduct related to business and labor practices based on the company's argument that its current corporate code substantially complied with the proposal); *Nordstrom Inc.* (avail. Feb. 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). To the same effect, see also *The Gap, Inc.* (avail. Mar. 8, 1996); and *The Dial Corp.* (avail. Mar. 16, 1993) (permitting exclusion of a proposal that the corporation appoint an independent nominating committee for the nomination of directors because company appointed an independent nominating committee after receiving the proposal).).

Additionally, the Staff has previously allowed the omission of stockholder proposals, based on mootness where the company receiving the proposal has appointed a director to its board, and thus addressed, the central aim of the proposal. *See Paramount Packaging Corp.* (avail. Mar. 11, 1981); *Nash-Finch Co.* (avail. Mar. 15, 1978). In *Paramount Packaging Corp.*, the company received a stockholder proposal in December 1980 requesting that it consider nominating an independent director to serve on its board. In February 1981, Paramount Packaging appointed an independent director to its board and informed the Staff of its intention to omit the proposal based on mootness. The Staff agreed that the portion of the proposal related to the appointment of the independent director was now moot and indicated it would not recommend an enforcement action if Paramount Packaging omitted the proposal from its proxy statement. *Paramount Packaging Corp.*. Similarly, in *Nash-Finch Co.*, the company appointed an independent director following the receipt of a stockholder proposal requesting the Nash-Finch board be made up of at least two independent directors. The Staff indicated that the proposal was moot and indicated it would not seek an enforcement action against Nash-Finch if it omitted the proposal from its proxy statement. *Nash-Finch Co.*

The Proponent has submitted the Proposal for inclusion in the 2003 Proxy Materials. The purpose of the Proposal, to fill the vacant special director position, has been met by the election of Mr. Parthemore. Therefore, the Company has substantially implemented the Proposal, and the Proposal is now moot. Accordingly, Archon may omit the Proposal pursuant to rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (213) 229-7360 or Karen Howard of this office at 213-229-7858, if we can be of any further assistance in this matter.

Sincerely,

Karen E. Bertero

Karen E. Bertero

KEB/kmh
Attachment(s)

cc: Charles Sandefur, Archon Corporation
Nate J. Rogers, O.D.
John Creighton III, Orgain, Bell & Tucker, L.L.P.
Nevada Gaming Control Board

10674461_6.DOC

EXHIBIT A

December 11, 2002 Letter from Proponent to Archon

NATE J. ROGERS, O.D.
SAN JACINTO BUILDING
BEAUMONT, TEXAS 77701

TELEPHONE
409-838-6681

MAILING ADDRESS
P. O. BOX 1310
BEAUMONT, TEXAS 77704

Paul W. Lowden, President
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas, NV 89109

Dear Archon:

I submit the attached shareholder proposal and statement in support which I intend to introduce at the 2003 annual meeting and request that such be included in the proxy material; solicited by management pursuant to Rule 14(b) Securities Act. I will continue to hold my investment until said annual meeting and have held shares worth more then $2,000 for over one year. (support available upon request).

As my prior letter dated November 20, 2002 indicates, I would like to be appointed to fill the vacant special director position on the Board. If an alternative individual is appointed to prior to the next annual meeting, please accept this letter as my nomination to stand for election to the special director position held by Mr. Howard E. Foster which term is up for election at the next annual meeting.

Sincerely,

N. J. Rogers, O.D.

N. J. Rogers, O.D.

Cc: William J. Raggio
Suzanne Lowden
John W. Delaney
Howard E. Foster

Karen Bertero, Esquire
Gibson Dunn & Crutcher
333 S. Grand Avenue – 47th floor
Los Angeles, CA 90071-3197

Securities and Exchange Commission
C/o SHAREHOLDER PROPOSAL
450 5th St. NW
Washington, DC 20549

Nevada Gaming Control Board
Investigations – Public Companies
555 E. Washington Avenue, Suite 200
Las Vegas, NV 89101

Proponents Proposal

RESOLVED: That the stockholders of Archon Corporation ("Company") urge the Board of Directors take the necessary steps, in compliance with state law, to provide for a special election in conjunction with the upcoming annual meeting to fill the vacate special director position on the Board of Directors representing the Preferred Stock.

Proponent's Supporting Statement

The Preferred stock is currently entitled to representation on the Board by two special directors as a result of the Company's failure to pay dividends for a period of six successive semi-annual dividend periods. As of June 30, 2002, the Preferred stock has a liquidation preference of $3.42 per share and as of December 10, 2002 is listed at $1.40 on the OTCBB. The Preferred Stock currently accrues a dividend per semi-annual period at a rate of 15.0% per share. As of June 30, 2002, the Company reported cash and cash equilevants and investments in short term securities aggregating $22.5 million in its quarterly report on Form 10-q.

As presently configured, the Board consists of five positions representing the class of common stock and two positions representing the class of preferred stock. To our knowledge, one vacancy exists in both the common and preferred positions. The remaining four members represeenting the common stock consist of Mr. Paul W. Lowden, majority holder of the common shares, Suzanne Lowden, wife of Paul W. Lowden, John W. Delaney, an individual employed in a separate entity owned by Mr. Lowden, and William J. Raggio, a long time paid legal advisor to Mr. Lowden and the Company. The one position on the board representing the preferred shares is held by Howard E. Foster,

The Company's Board is divided into three classes of directors serving staggered three-year terms. The current terms with respect to the special directors representing the Preferred stock are as follows: Mr. Foster's term expires at the 2003 annual meeting. The vacant position on the board will expire at the 2004 meeting.

The vacant position representing the Preferred stock has remained unfilled since May 2001. The Board of Directors is empowered to appoint an individual to fill the vacancy, but to date has not done so. The Board of Directors is dominated by a majority of positions elected by the common shareholders, not the preferred shareholders. We believe it is in the best interest of all shareholders to have the vacant special director position on the Board filled by an election held in conjunction with the next annual meeting which would allow for a vote by members of the preferred class of stock. In addition, in advance of the solicitation of proxy statements, The Company should solicit nominations for nominations to the vacant position and for the position currently held by Mr. Foster.

EXHIBIT B

December 20, 2002 Letter from Archon to Proponent

December 20, 2002

Nate J. Rogers, O.D.
San Jacinto Building
Beaumont, Texas 77701

Re: *Letter Regarding Shareholder Proposal*

Dear Mr. Rogers:

On December 11, 2002, we received your letter which included your stockholder proposal. You indicated in your letter that you own shares of Archon Corporation's ("Archon") stock. Rule 14a-8(b) of the Securities Exchange Act of 1934 provides that in order to be eligible to submit a stockholder proposal, the stockholder must hold at least $2,000 in market value, or 1%, of the company's securities *entitled to vote on the proposal* for at least one year by the date the stockholder submits the proposal. Your stockholder proposal proposes that Archon's stockholders resolve to urge the Board of Directors to hold a special election to fill the vacant special director position on the Board of Directors representing the preferred stock. Pursuant to the certificate of designations of Archon's preferred stock, only the holders of Archon's preferred stock are entitled to vote for the special director representing the preferred stock.

You have not indicated if you hold shares of Archon's preferred stock and are thus eligible to submit your stockholder proposal. In order for you to be eligible to submit the stockholder proposal, you must provide proof to us that you have continuously owned at least $2,000 in market value, or 1%, of Archon's *preferred stock* for at least one year by the date you submitted the proposal. Sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares of preferred stock verifying that, at the time you submitted you proposal, you continuously held the shares of preferred stock for at least one year, and your own statement that you intend to continue to hold the shares of preferred stock through the date of our 2003 annual meeting; or

- if your have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares of preferred stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, your written statement that you continuously held the required number of shares of preferred stock for the one-year period, and your written statement that you intend to continue ownership of the shares of preferred stock through the date of our 2003 annual meeting.

Your response to this letter must be postmarked no later than 14 days from the date you receive this letter.

Sincerely,

Charles W. Sandefur, CPA
Secretary
Archon Corporation

CC: Paul W. Lowden, President
CC: Karen Bertero, Esquire

EXHIBIT C

January 3, 2002 Letter from Proponent to Archon

Rogers Bros. Investments

13TH FLOOR SAN JACINTO BUILDING • P.O. BOX 1310 • BEAUMONT, TEXAS 77704
TELEPHONE: AC 409 - 838-6681
FAX: AC 409 - 838-1542

FAX TRANSMITTAL COVER SHEET

DELIVER TO: CHARLES W. SANDEFUR, SECRETARY

AT: ARCHON CORPORATION

FAX NUMBER: (702) 732-9465 DATE: JANUARY 2, 2003

FROM: NATE ROGERS

SUBJECT: REQUEST TO BE CONSIDERED AS NOMINEE TO FILL SPECIAL DIRECTOR POSITION ON ARCHON CORPORATION

NUMBER OF PAGES (INCLUDING COVER SHEET): EIGHT (8)

MESSAGE: PLEASE PLACE MY NAME AS NOMINEE FOR SPECIAL DIRECTOR POSITION OF ARCHON CORPORATION

IF YOU DO NOT RECEIVE ALL PAGES OR IF YOU ARE EXPERIENCING PROBLEMS, PLEASE CALL: (409) 838-6681.

ATTENTION: ______

CONFIDENTIALITY NOTICE

NATE J. ROGERS, O.D.
SAN JACINTO BUILDING
BEAUMONT, TEXAS 77701

TELEPHONE
409-838-8681

MAILING ADDRESS
P. O. BOX 1319
BEAUMONT, TEXAS 77704

January 3, 2003

Mr. Charles W. Sandefur, Secretary
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas NV 89109

Via Fax: 702-732-9465

Re: Preferred special director nomination
Shareholder proposal – 2003 annual meeting

Dear Mr. Sandefur:

I am in receipt of your letter dated December 20, 2002. Attached you will find a statement from the record holder of my shares indicating the amount of shares and the period in which I have owned such shares. Also, attached is my letter to you that you acknowledged receiving on December 11, 2002. In this letter, I represented to you that I will continue to hold these shares until the date of your 2003 annual meeting. Regardless, I reaffirm this statement to you now.

I am awaiting a return telephone call from you with regard to my request to be considered as the nominee to fill the vacant special director position on the Board. As well as my nomination for election to the special director position which term is up for election at the next annual meeting.

Sincerely,

Nate J. Rogers

Nate J. Rogers
Nater Ltd. Partnership; Gen. Partner

Cc: Securities and Exchange Commission
C/o Corporation Finance
450 5th St. NW
Washington, DC 20549

Mr. Chris Fourgis 775-684-1219 – Via Fax
Nevada Gaming Control Board
C/o Corporation Finance
555 E. Washington Avenue, Suite 200
Las Vegas, NV 89101

William J. Raggio
Suzanne Lowden
John W. Delaney
Howard E. Foster
Karen Bertero, Esquire 213-229-6360 – Via Fax

CIBC
Oppenheimer
A DIVISION OF CIBC WORLD MARKETS CORP.

Darrell Rosenthal
Executive Director-Investments
Private Client Division

CIBC World Markets Corp.
1600 Smith Street
Suite 3100
Houston, TX 77002
Tel: 713-650-2168
Fax: 713-650-2163
Toll Free: 800-346-8287
darrell.rosenthal@us.cibc.com

December 31, 2002

To whom it may concern:

This letter shall confirm that Nate J. Rogers through his accounts at CIBC Oppenheimer, owns 239,248 shares of Archon Corp Preferred (ARHNPU) in the name of Nate J. Rogers and through Nater Limited Partnership, of which he is the general partner.

He has owned and continues to own the majority, or approximately 200,000, of these shares for over 4 years.

22,000	087-42593	Nate J. Rogers
217,248	087-47902	Nater Limited Partnership

If you should have any questions or need further information, please do not hesitate to call me at 1-800-346-8287.

Sincerely,

Darrell Rosenthal
Executive Director – Investments
Private Client Division

Rogers Bros. Investments

15TH FLOOR SAN JACINTO BUILDING • P.O. BOX 1310 • BEAUMONT, TEXAS 77704
TELEPHONE: AC 409 - 838-6681
FAX: AC 409 - 838-1542

FAX TRANSMITTAL COVER SHEET

DELIVER TO: PAUL LOWDEN, PRESIDENT

AT: ARCHON CORPORATION

FAX NUMBER: (702) 732-9465 DATE: NOVEMBER 20, 2002

FROM: NATE ROGERS

SUBJECT: APPOINTMENT - BOARD OF DIRECTORS

NUMBER OF PAGES (INCLUDING COVER SHEET): TWO (2)

MESSAGE: PLEASE CONSIDER MY REQUEST FOR APPOINTMENT TO BOARD OF DIRECTORS

IF YOU DO NOT RECEIVE ALL PAGES OR IF YOU ARE EXPERIENCING PROBLEMS, PLEASE CALL: (409) 838-6681.
ATTENTION: ______

CONFIDENTIALITY NOTICE

Rogers Bros. Investments

15TH FLOOR SAN JACINTO BUILDING • P.O. BOX 1310 • BEAUMONT, TEXAS 77704
TELEPHONE: AC 409 • 838-3851
FAX: AC 409 • 838-1542

FAX TRANSMITTAL COVER SHEET

DELIVER TO: Charles W. Sandefur, C.P.A.

AT: Aroton Corp.

FAX NUMBER: (702) 732-9465 DATE: Dec. 20, 2002

FROM: Dr. Nate Rogers

SUBJECT: Response to your Fax of Dec. 20, 2002

NUMBER OF PAGES (INCLUDING COVER SHEET): Four (4)

MESSAGE: Please phone me after you have read this material

IF YOU DO NOT RECEIVE ALL PAGES OR IF YOU ARE EXPERIENCING PROBLEMS, PLEASE CALL: (409) 838-6681.
ATTENTION: ______________________

ARCHON CORPORATION

December 20, 2002

Nate J. Rogers, O.D.
San Jacinto Building
Beaumont, Texas 77701

Re: *Letter Regarding Shareholder Proposal*

Dear Mr. Rogers:

On December 11, 2002, we received your letter which included your stockholder proposal. You indicated in your letter that you own shares of Archon Corporation's ("Archon") stock. Rule 14a-8(b) of the Securities Exchange Act of 1934 provides that in order to be eligible to submit a stockholder proposal, the stockholder must hold at least $2,000 in market value, or 1%, of the company's securities *entitled to vote on the proposal* for at least one year by the date the stockholder submits the proposal. Your stockholder proposal proposes that Archon's stockholders resolve to urge the Board of Directors to hold a special election to fill the vacant special director position on the Board of Directors representing the preferred stock. Pursuant to the certificate of designations of Archon's preferred stock, only the holders of Archon's preferred stock are entitled to vote for the special director representing the preferred stock.

You have not indicated if you hold shares of Archon's preferred stock and are thus eligible to submit your stockholder proposal. In order for you to be eligible to submit the stockholder proposal, you must provide proof to us that you have continuously owned at least $2,000 in market value, or 1%, of Archon's *preferred stock* for at least one year by the date you submitted the proposal. Sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares of preferred stock verifying that, at the time you submitted you proposal, you continuously held the shares of preferred stock for at least one year, and your own statement that you intend to continue to hold the shares of preferred stock through the date of our 2003 annual meeting; or

- if your have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares of preferred stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, your written statement that you continuously held the required number of shares of preferred stock for the one-year period, and your written statement that you intend to continue ownership of the shares of preferred stock through the date of our 2003 annual meeting.

Your response to this letter must be postmarked no later than 14 days from the date you receive this letter.

Sincerely,

[signature]

Charles W. Sandefur, CPA
Secretary
Archon Corporation

CC: Paul W. Lowden, President
CC: Karen Bertero, Esquire

Rogers Bros. Investments

15TH FLOOR SAN JACINTO BUILDING • P.O. BOX 1310 • BEAUMONT, TEXAS 77704
TELEPHONE: AC 409 - 838-5661
FAX: AC 409 - 838-1542

November 20, 2002

Mr. Paul Lowden, President
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas NV 89109

FAX: (702) 732-9465

Hello Paul:

I hope you and your wife, Susan, are both well.

I received the Stockholder Notice of November 7, re: removal of Thom Land as a Director.

I'm writing regarding the replacement of a vacancy on the Board of Directors.

I am the holder of a fairly large number of Preferred Shares of the Company. I own 239,248 shares of Preferred, plus I control the votes of another 67,050 Preferred Shares, owned by my brother's family.

It is my opinion that a holder of a large block of Preferred Shares should be a member of the Board of Directors. I respectfully request I be chosen to fill a Board vacancy.

I hope you will give my request serious consideration. I will appreciate acknowledgement of receipt of my letter by return FAX.

Best wishes,

Nate Rogers

Nate J. Rogers

NJR/jt

Cc: Darrell Rosenthal
CIBC Oppenheimer
1600 Smith Street, Suite 3100
Cullen Center
Houston TX 77002-3626

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Archon Corporation
Incoming letter dated January 21, 2003

The proposal urges the board of directors to provide for a special election in conjunction with the upcoming annual meeting to fill the vacancy for the director representing the preferred stock.

There appears to be some basis for your view that Archon may exclude the proposal under rule 14a-8(i)(10). We note your representation that the vacancy has been filled. Accordingly, we will not recommend enforcement action to the Commission if Archon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jennifer Bowes
Attorney-Advisor